No Act
P.E. 2-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047003

February 27, 2007

McDara P. Folan III
Senior Vice President,
Deputy General Counsel and Secretary
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2007

Re: Reynolds American Inc.

Dear Mr. Folan:

This is in regard to your letter dated February 26, 2007 concerning the shareholder proposal submitted by the Sinsinawa Dominicans and Catholic Health Initiatives for inclusion in Reynolds' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Reynolds therefore withdraws its January 9, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway, Suite 2600
Denver, CO 80202

Sr. Regina McKillip, OP
Committee Member
The Sinsinawa Dominicans
Peace and Justice Office
7200 W. Division
River Forest, IL 60305

1275283

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

January 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and Catholic Health Initiatives; Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

Reynolds American Inc.[1] (the "Company") has received a shareholder proposal requesting that "the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by the year 2010." The proposal was submitted pursuant to Rule 14a-8[2] of the Securities Exchange Act of 1934, as amended (the "Act"), by the Sinsinawa Dominicans, Inc. and Catholic Health Initiatives (each individually the "Proponent" and collectively, the "Proponents"). The proposal and its supporting statements (the "Proposal"), as well as the cover letters that the Proponents provided with the Proposal and letters from the record holders of the Proponent's shares of the Company's stock, are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponents of its intention to omit the Proposal from any proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders (the "2007 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper. Based on these reasons, we request that the Staff not recommend any enforcement action if the Company omits the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- enclosed six copies of this letter and its attachments;

---

[1] The Company (Reynolds American Inc.) (NYSE: RAI) is the parent company of the following operating subsidiaries: R. J. Reynolds Tobacco Company; Conwood Company, LLC; Santa Fe Natural Tobacco Company, Inc.; Lane, Limited; and R. J. Reynolds Global Products, Inc. It should be noted that although the Proposal refers to a "Reynolds American International," the Company is not affiliated with an entity by that name nor is the Company aware that such an entity exists.

[2] Unless otherwise noted, all section and clause references herein are to this Rule.

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

The resolution included in the Proposal states:

> RESOLVED, that, since it has been shown that its present tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

The Company believes that it may omit the Proposal from the 2007 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and

(ii) pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(2) because the Company would lack power or authority to implement the Proposal if it were adopted by the shareholders.

I. Grounds for Omission

A. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy and sale of a particular product).

The Company believes that it may exclude the Proposal from the 2007 Proxy Materials because, as explained in detail below, the Proposal encompasses matters relating to the Company's ordinary business operations, namely, its litigation strategy and the determination as to whether to sell a particular product.

Litigation Strategy

The Proposal would adversely affect the litigation strategy of the Company's principal operating subsidiary, R. J. Reynolds Tobacco Company ("Reynolds Tobacco"), in multiple lawsuits in which it and certain of its indemnitees[3] are defendants.

[3] In connection with the business combination (the "Business Combination") of Reynolds Tobacco and the U.S. cigarette and tobacco business of Brown & Williamson Holdings, Inc. (formerly known as Brown & Williamson Tobacco Corporation) ("B&W") on July 30, 2004, Reynolds Tobacco agreed to certain indemnification obligations for liabilities, including certain litigation liabilities, arising out of the U.S. cigarette and tobacco business of B&W.

The Staff has previously acknowledged on many occasions that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[4] when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., Reynolds American Inc.* (February 10, 2006) (proposal requiring the company to undertake campaign to apprise African Americans of the health hazards of smoking menthol cigarettes was permitted to be excluded under the "ordinary course" exception); *R. J. Reynolds Tobacco Holdings Inc.* (February 6, 2004) (proposal requiring company to stop using the terms "light," "ultralight" and "mild" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Loews Corp.* (December 29, 2003) (same); *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal requiring the company to establish a committee of independent directors to determine the company's involvement in cigarette smuggling excludable under the "ordinary course" exception because it relates to subject matter of litigation in which the company has been named as a defendant); *RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same).

These no-action letters are consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (same).

Reynolds Tobacco is involved in thousands of legal proceedings in which claims have been asserted against it purportedly based upon the adverse health effects resulting from the use

[4] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

of, or exposure to, Reynolds Tobacco's products. Information regarding such proceedings is contained in the Company's periodic reports filed with the Commission pursuant to the Act. *See, e.g., the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006,* filed with the Commission on November 7, 2006 (the "9/30/06 10-Q") (an excerpt from the 9/30/06 10-Q, describing the material litigation pending against Reynolds Tobacco, is attached hereto as Annex B). As reported by the Company in the 9/30/06 10-Q, there were pending (as of October 13, 2006) against Reynolds Tobacco (or assumed by Reynolds Tobacco in the Business Combination) 1,353 individual smoking and health lawsuits alleging personal injury, and 2,626 lawsuits filed by individual flight attendants for personal injury allegedly due to exposure to secondhand smoke. The plaintiffs in these cases seek various forms of relief. Although alleged damages are often not determinable from a complaint, significant compensatory and punitive damages have been sought in such cases historically, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

In addition to the cases referenced in the preceding paragraph, an action (the "DOJ Case") has been brought by the U.S. Department of Justice in the U.S. District Court for the District of Columbia against Reynolds Tobacco, B&W and certain other tobacco companies. As noted in the litigation summary contained in Annex B hereto, the trial court in the DOJ Case, in August 2006, found the defendants liable for the RICO claims which the government had asserted. In addition, the court issued an order requiring the defendants, among other things, to issue "corrective communications" on five subjects, including smoking and health and addiction. The government and certain defendants have appealed the court's decision to the U.S. Court of Appeals for the District of Columbia. On the motion of certain defendants, the court of appeals has stayed the trial court's order pending the appeal.

A principal issue underlying the DOJ Case (as well as in the smoking and health litigation described below) are the health effects from using Reynolds Tobacco's products. The very first paragraph of the trial court's (more than 1,600 page) opinion in the DOJ Case states: "'[t]his case involves one of the most troubling public health problems facing our Nation today: the thousands of premature deaths that occur each year because of tobacco use.'" The Proposal squarely implicates the issues which are the subject of the DOJ Case. Indeed, the Proposal is predicated on the findings and conclusions in the trial court's opinion issued in the DOJ Case. Of the six paragraphs of recitals in the Proposal, four (the second, third, fifth and sixth paragraphs of the recitals) cite or refer to, or are based upon, the court's findings in the DOJ Case or the order issued in such case. The resolution contained in the last paragraph of the Proposal, in turn, is based upon and derived from the assertions in the recitals. Unless the Proposal is excluded from the 2007 Proxy Materials, the Company will be required to include in such materials findings from the trial court's decision in the DOJ Case - a non-final decision which Reynolds Tobacco is vigorously contesting and which is currently on appeal.

Based upon the no-action letters cited above, the Proposal, which on its face implicates the very subject matter of pending litigation against Reynolds Tobacco, is excludable under (i)(7). Moreover, the Company believes that the purpose of the exception in (i)(7) would be best served by allowing Reynolds Tobacco to defend itself against legal claims in the appropriate judicial forum, rather than by compelling the Company to respond in its 2007 Proxy Materials (on behalf of Reynolds Tobacco) to assertions by the shareholder proponents that mirror such legal claims. In short, being forced either to comply with the Proposal or take a public position (or no position) in the 2007 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect Reynolds Tobacco's litigation strategy.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Board on decisions involving litigation strategy and would require the Board to take actions that may be contrary to Reynolds Tobacco's litigation defenses. Every company's management has a basic obligation to defend itself against unwarranted litigation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are pending lawsuits involving Reynolds Tobacco on the very issues that form the basis for the Proposal. It has not been the policy of the Division of Corporation Finance to permit revisions of proposals in contravention of Rule 14a-8(i)(7). *See E*Trade Group, Inc.* (October 31, 2000) (permitting exclusion of a proposal recommending a number of potential mechanisms for increasing shareholder value, two of which were deemed to be related to E*Trade's ordinary business operations). Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2007 Proxy Materials under (i)(7).

<u>Sale of a Particular Product</u>

In addition to the foregoing, the Company believes that the Proposal is excludable under (i)(7) because the Proposal requests that the Board of Directors cause the Company's operating subsidiaries to cease production and sale of tobacco products.

The Staff has previously acknowledged that a proposal is properly excludable under the "ordinary course" of business exception in (i)(7) when it would require a company to stop selling or manufacturing a particular product. According to the Staff's release accompanying the 1998 amendments to Rule 14a-8, one of the two central considerations underlying this policy is that "certain tasks are *so fundamental* to management's ability to run a company" that they are not proper subjects for shareholder proposals (emphasis added). Staff Release No. 34-40018 (May 21, 1998) (the "1998 Release"). Consistent with such Release, the Staff has taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. *See, e.g., PetSmart, Inc.* (Apr. 14, 2006) (proposal prohibiting the sale of large birds was excludable because it involved "the sale of a particular good") and *Marriott International, Inc.* (Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties excludable as relating to the sale and display of a particular product). *See also Albertson's, Inc.* (Mar. 18, 1999) (proposal prohibiting the sale and promotion of tobacco products was excludable because it involved "the sale of a particular product"); *J.C. Penney Co.* (Mar. 2, 1998) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product"); *Walgreen Co.* (Sept. 29, 1997) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product").

The position the Staff has taken over the last two decades appears to deviate from the position that it took in one instance in 1990. See, *Philip Morris Companies* (Feb. 22, 1990) (proposal prohibiting the production and sale of tobacco by 2000). In *Philip Morris*, the Staff determined that the "growing significance of the social and public policy issues" pertaining to the manufacture of tobacco related products goes beyond the realm of the company's ordinary business. However, more recently, in *Marriot*, another clearly important social and public policy issue of selling sexually explicit materials was presented, and the Staff took the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. Further, not one year ago, in *PetSmart*, the important social and public policy issue of the cruel treatment of animals was raised, and the Staff again, consistent with its practice over the last two decades, held that the proposal was excludable under (i)(7) as relating to ordinary business operations (i.e., sale of particular goods). Thus, it appears that it has become the practice of the Staff in the 17 years since the *Philip Morris* letter was issued in 1990 to allow, under (i)(7), the exclusion of proposals to end the production of a certain line of products, regardless of the potentially controversial nature of the product.

The Company is a holding company, with all of its operations conducted through certain subsidiaries (the same subsidiaries identified in footnote one to this letter). These operating subsidiaries are engaged exclusively in the business of manufacturing, distributing or selling a variety of tobacco products, and are engaged in no other lines of business. The Proposal would require the Company to cease all manufacturing, distributing and selling of tobacco products, and change its business to a new, unspecified business, by 2010. It is hard to imagine a Proposal that relates more directly to the "ordinary course" of a company's business for purposes of (i)(7) than the Proposal which calls for the Company to <u>completely</u> discontinue the only business which its subsidiaries currently conduct.

It is the responsibility of the Company's management, supervised by its Board Directors, to make informed and reasoned decisions about the operation of its business. Whether to continue to produce and market tobacco products is the kind of decision that the Company makes in the ordinary course of business. Such decisions require evaluations based on detailed scientific, financial and business information that the Company's shareholders do not possess. Moreover, the ability to make such decisions is fundamental to management's ability to direct the operations of the Company, and not appropriately delegated to the Company's stockholders.

For the reasons set forth above, the Proposal intrudes on the Company's ordinary business operations (*i.e.*, litigation strategy and sale of a particular product) and, therefore, the Company believes that it may properly exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(7).

B. The Company lacks the authority, power, and capacity to implement the Proposal.

Under Rule 14a-8(i)(6), a company may exclude a shareholder proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6) and Rule 14a-8(i)(2). *See* Staff Legal Bulletin No. 14B (September 15, 2004) ("Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."). *See also Whitman Corporation* (Feb. 15, 2000) (where the Staff concluded that "[t]here appears to be some basis for your view that Whitman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract"); *The Gillette Company* (Mar. 10, 2003) (permitting exclusion of a proposal that would have caused the company to breach an existing compensation agreement); *NetCurrents, Inc.* (June 1, 2001) (permitting exclusion of a proposal that would require the company to replace existing executive compensation plans); *Sensar Corporation* (May 14, 2001) (allowing exclusion of a proposal that would have required the company to rescind a previous grant of options and arguably breach "existing contractual obligations"); *Galaxy Foods Company* (Oct. 12, 1999) (permitting exclusion of a proposal that would have caused the company to "breach an existing employment agreement or other contractual obligations); *BankAmerica Corporation* (Feb. 24, 1999) (same).

The implementation of the Proposal would require the Company to initiate steps to sell or phase out all production, promotion and marketing of tobacco products by 2010. The Company entered into a Fourth Amended and Restated Credit Agreement, dated May 31, 2006, in the amount of $2.1 billion, together with JPMorgan Chase Bank, N.A. as administrative agent, Lehman Commercial Paper Inc. and Citicorp USA, Inc., as syndication agents, General Electric Capital Corporation and Mizuho Corporate Bank, Ltd., as documentation agents, Lehman Brothers Inc., J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and General Electric Capital Corporation, as joint bookrunners and various lending institutions (the "Credit Agreement").[5] Under Section 8.01 of the Credit Agreement, the Company covenanted that it would not "substantively alter the character of [its] business . . . taken as a whole." It is difficult to imagine a more fundamental alteration of the character of the Company's business than the alteration set forth in the Proposal. Thus, in the absence of an amendment to the Credit Agreement, implementation of the Proposal would cause the Company to breach the Credit Agreement.

Moreover, the Company lacks the authority to unilaterally amend the Credit Agreement. Under Section 12.12 of the Credit Agreement, the Credit Agreement may not "be changed,

[5] The Company filed the Credit Agreement on June 6, 2006 as Exhibit 10.1 to the Company's Current Report on Form 8-K.

waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by" the requisite lenders under the Credit Agreement. Such lenders have extended credit to the Company based on the expectation that the Company will use the revenue it receives from the sale of tobacco products by its operating subsidiaries to repay its indebtedness, including interest. It would be absurd to expect such lenders, or any lender, to permit an amendment of a credit agreement to allow a debtor to discontinue its entire operations. In fact, that is precisely why Section 8.01 is in the Credit Agreement: the lenders want to ensure the continuation of the Company's tobacco-related operations.

In addition, Reynolds Tobacco is party to at least two additional agreements that it would breach if the Proposal were implemented. Reynolds Tobacco entered into a separate Contract Manufacturing Agreement, dated July 30, 2004, with each of BATUS Japan, Inc., and B.A.T. (U.K. & Export) Limited (such agreements collectively, the "CM Agreements").[6] These agreements require the Company to manufacture tobacco products through the end of 2014. Here again, the Company cannot unilaterally amend these Agreements (see Section 7.9 of the CM Agreements). As a result, if the Proposal is implemented, the Board would necessarily be directing the Company to breach the CM Agreements.

For the reasons set forth above, the Company lacks the power or authority to implement the Proposal, and the Proposal is properly excludable in its entirety under Rule 14a-8(i)(6) and Rule 14a-8(i)(2).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2007 Proxy Materials because the Proposal (i) relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.*, litigation strategy and sale of a particular product) and (ii) sets forth steps that the Company lacks the power or authority to implement.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

[6] The Company filed each of the CM Agreements on August 9, 2004 as Exhibits 10.4 and 10.5 to the Company's Current Report on Form 8-K, and filed certain amendments to one of the CM Agreements as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed November 3, 2005.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
REYNOLDS AMERICAN INC.

By: ______________________
McDara P. Folan III
Senior Vice President, Deputy General Counsel and Secretary

Attachments

cc w/att: Sr. Regina McKillip, OP
Member-Shareholder and Consumer Action Advisory Committee
The Sinsinawa Dominicans
Peace and Justice Office
7200 W. Division
River Forest, IL 60305

Kevin E. Lofton
President and CEO
Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway, Suite 2600
Denver, CO 80202-4004
Tel: 303.298.9100
Fax: 303.298.969

Annex A

See Attached.

Received 11/30/06
MRF

orig: Bobby
cc: Dave

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

585 County Rd. Z
Sinsinawa, WI 53824

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305

November 27, 2006

Susan M. Ivery CEO
Reynolds American Inc.
P.O. Box 2990
Winston-Salem, NC 27102-2990

Dear Ms. Ivery,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 58 shares of Reynolds American common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution. This resolution requests that the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2007 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Michael Crosby, ICCR

GET OUT OF TRADITIONAL TOBACCO BUSINESS BY 2010
Reynolds American International

WHEREAS, in 1973 representatives of the tobacco industry, including R. J. Reynolds, agreed with the following statement: "We all know that once a consumer product has been proven by the medical profession to be harmful to the human body, the product will be banned from sales and whatever has been sold will be withdrawn from the trade." Furthermore they agreed that, if cigarettes would be "undeniably proven to be harmful and conducive to lung cancer, there will definitely be a ban on cigarette sales worldwide."

In recent years, RAI has argued it has become a socially responsible company and should not be judged by past modes of operating. However, as late as August, 2006 a major finding of the federal judge overseeing the U.S. Government's lawsuit against RAI and its earlier counterparts, as well as others in the tobacco industry ruled that cigarette companies have continually violated racketeering laws by deceiving the public about tobacco dangers. Among other charges it stated:

1. They have falsely denied, distorted and minimized the significant adverse health consequences of smoking for decades.
2. Their internal documents and research have revealed their continued recognition that smoking causes serious adverse health effects, along with their fear of the impact such knowledge might have upon litigation.
3. Despite their internal knowledge of the above, the defendants have continued, from 1964 onward, to falsely deny and distort the serious health effects of smoking.
4. As of 2005, the defendants still do not admit the serious health effects of smoking which they recognized internally decades ago.

Despite the Judge demanding corrective statements, including recognition of the adverse effects of secondhand smoke, our Company's website continued to deny its negative impacts as late as July, 2006.

A World Health Organization executive has stated: "Tobacco remains the leading cause of preventable death globally, with 5 million deaths every year. Besides the human loss, there are heavy social and economic costs."

Although RAI has publicly stated that tobacco products are addictive and cause illness and may cause death, along with the obfuscation noted by the Federal Judge above, it still manufactures and promotes these tobacco products globally. The company's credibility can be questioned insofar as, while this Company has said for several years it is seeking to be responsible and promote harm reduction in its products it has continued the practices scored by the Federal Judge and has shown no remorse.

While it is true that tobacco is legal and that tobacco production is not illegal, the Federal Judge has demonstrated that the production of its tobacco products has been characterized for decades by illegal racketeering methods. This indicates this company, along with industry as a whole, cannot be trusted to act legally and morally.

RESOLVED, that, since it has been shown that its present tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

Emken, Robert A

From: Bushman, Jessica A. [jbushman@dubuquebank.com]
Sent: Monday, December 04, 2006 5:17 PM
To: Emken, Robert A
Subject: Sinsinawa.Reynolds American.11.22.06
Attachments: Sinsinawa.Reynolds American.11.22.06.doc

Per the request of Sinsinawa Dominican's.

December 4, 2006

Reg McKillip
7200 W. Division
River Forest, IL 60305

Re: Sinsinawa Dominicans – Peace & Justice, Account No. 53211

Dear Ms. McKillip:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc. account 58 shares of Reynolds American. They have owned said shares for over 1 year and still own as of December 4, 2006 and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L. Hauser
VP & Senior Wealth Advisor

PLH/jab

DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC

1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

November 22, 2006

Reg McKillip
7200 W. Division
River Forest, IL 60305

Re: Sinsinawa Dominicans – Peace & Justice, Account No. 53211

Dear Ms. McKillip:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc. account 58 shares of Reynolds American. They have owned said shares and still own as of November 22, 2006 and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L. Hauser / JAB

Polly L. Hauser
VP & Senior Wealth Advisor

PLH/jab

Wealth Management Group
Unique Needs. Specific Solutions.

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690

Rec'd
12-14-2006

December 13, 2006

Susan M. Ivey, President & CEO
Reynolds American Inc.
401 N. Main Street
Winston-Salem, NC 27102-2990

Dear Ms. Ivey:

Attached please find our Catholic Health Initiatives shareholder letter, updated stock verification and resolution.

If you should have any questions, or need further information please contact me at 303-383-2693 or ColleenScanlon@catholichealth.net .

Your understanding is greatly appreciated.

Best Regards,

Colleen Scanlon

M. Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

Received
12-29-2006

November 27, 2006

Susan M. Ivey, President & CEO
Reynolds American Inc.
401 N. Main Street
Winston-Salem, NC 27102-2990

Dear Ms. Ivey:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 71 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. We believe Reynolds American, Inc. Board of Directors should initiate steps to sell or phase out all production, promotion and marketing of its health hazardous and addictive products by 2010.

Catholic Health Initiatives is the beneficial owner of approximately 196 shares of Reynolds American common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Regina McKillip of the Sinsinawa Dominicans. Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/lb

cc: Regina McKillip, OP, Sinsinawa Dominicans
Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order
Dan Rosan, Interfaith Center on Corporate Responsibility

Mellon

Mellon Global Securities Services

November 27, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 98 shares of REYNOLDS AMERICAN INC. Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Elizabeth A. Tomko

Elizabeth A. Tomko
Vice President, Client Administration

Suite 1010 • One Mellon Center • Pittsburgh, PA 15258-0001
www.mellon.com

A Mellon Financial Company™

GET OUT OF TRADITIONAL TOBACCO BUSINESS BY 2010
Reynolds American International

WHEREAS, in 1973 representatives of the tobacco industry, including R. J. Reynolds, agreed with the following statement: "We all know that once a consumer product has been proven by the medical profession to be harmful to the human body, the product will be banned from sales and whatever has been sold will be withdrawn from the trade." Furthermore they agreed that, if cigarettes would be "undeniably proven to be harmful and conducive to lung cancer, there will definitely be a ban on cigarette sales worldwide."

In recent years, RAI has argued it has become a socially responsible company and should not be judged by past modes of operating. However, as late as August, 2006 a major finding of the federal judge overseeing the U.S. Government's lawsuit against RAI and its earlier counterparts, as well as others in the tobacco industry ruled that cigarette companies have continually violated racketeering laws by deceiving the public about tobacco dangers. Among other charges it stated:

1. They have falsely denied, distorted and minimized the significant adverse health consequences of smoking for decades.
2. Their internal documents and research have revealed their continued recognition that smoking causes serious adverse health effects, along with their fear of the impact such knowledge might have upon litigation.
3. Despite their internal knowledge of the above, the defendants have continued, from 1964 onward, to falsely deny and distort the serious health effects of smoking.
4. As of 2005, the defendants still do not admit the serious health effects of smoking which they recognized internally decades ago.

Despite the Judge demanding corrective statements, including recognition of the adverse effects of secondhand smoke, our Company's website continued to deny its negative impacts as late as July, 2006.

A World Health Organization executive has stated: "Tobacco remains the leading cause of preventable death globally, with 5 million deaths every year. Besides the human loss, there are heavy social and economic costs."

Although RAI has publicly stated that tobacco products are addictive and cause illness and may cause death, along with the obfuscation noted by the Federal Judge above, it still manufactures and promotes these tobacco products globally. The company's credibility can be questioned insofar as, while this Company has said for several years it is seeking to be responsible and promote harm reduction in its products it has continued the practices scored by the Federal Judge and has shown no remorse.

While it is true that tobacco is legal and that tobacco production is not illegal, the Federal Judge has demonstrated that the production of its tobacco products has been characterized for decades by illegal racketeering methods. This indicates this company, along with industry as a whole, cannot be trusted to act legally and morally.

RESOLVED, that, since it has been shown that its present tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690

FAX COVER

To: Bobby Emken

Fax Number: 336-741-1090

From: Colleen Scanlon

~~Fax Number~~: Phone 303-383-2695

Number of Pages (including cover letter): 5

Date: 12/13/06 Time:

Comments:

Attached is the updated Mellon letter on official stationary as you requested. This is also being sent via FEDEX so you have the original (to Susan Ivey)

Thanks for your assistance,

Colleen Scanlon

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202
Phone 303.298.9100
Fax 303.298.9690

December 13, 2006

Susan M. Ivey, President & CEO
Reynolds American Inc.
401 N. Main Street
Winston-Salem, NC 27102-2990

Dear Ms. Ivey:

Attached please find our Catholic Health Initiatives shareholder letter, updated stock verification and resolution.

If you should have any questions, or need further information please contact me at 303-383-2693 or ColleenScanlon@catholichealth.net .

Your understanding is greatly appreciated.

Best Regards,

M. Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives

CATHOLIC HEALTH INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

November 27, 2006

Susan M. Ivey, President & CEO
Reynolds American Inc.
401 N. Main Street
Winston-Salem, NC 27102-2990

Dear Ms. Ivey:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 71 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

The use of tobacco products continues to be an enormous health problem within the United States and throughout the world. We believe Reynolds American, Inc. Board of Directors should initiate steps to sell or phase out all production, promotion and marketing of its health hazardous and addictive products by 2010.

Catholic Health Initiatives is the beneficial owner of approximately 196 shares of Reynolds American common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Regina McKillip of the Sinsinawa Dominicans. Colleen Scanlon, Senior Vice President, Advocacy will serve as the contact for Catholic Health Initiatives and can be contacted at 303-383-2693. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/lb

cc: Regina McKillip, OP, Sinsinawa Dominicans
Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order
Dan Rosan, Interfaith Center on Corporate Responsibility

Mellon

Mellon Global Securities Services

November 27, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy;

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 98 shares of REYNOLDS AMERICAN INC. Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Elizabeth A. Tomko

Elizabeth A. Tomko
Vice President, Client Administration

GET OUT OF TRADITIONAL TOBACCO BUSINESS BY 2010
Reynolds American International

WHEREAS, in 1973 representatives of the tobacco industry, including R. J. Reynolds, agreed with the following statement: "We all know that once a consumer product has been proven by the medical profession to be harmful to the human body, the product will be banned from sales and whatever has been sold will be withdrawn from the trade." Furthermore they agreed that, if cigarettes would be "undeniably proven to be harmful and conducive to lung cancer, there will definitely be a ban on cigarette sales worldwide."

In recent years, RAI has argued it has become a socially responsible company and should not be judged by past modes of operating. However, as late as August, 2006 a major finding of the federal judge overseeing the U.S. Government's lawsuit against RAI and its earlier counterparts, as well as others in the tobacco industry ruled that cigarette companies have continually violated racketeering laws by deceiving the public about tobacco dangers. Among other charges it stated:

1. They have falsely denied, distorted and minimized the significant adverse health consequences of smoking for decades.
2. Their internal documents and research have revealed their continued recognition that smoking causes serious adverse health effects, along with their fear of the impact such knowledge might have upon litigation.
3. Despite their internal knowledge of the above, the defendants have continued, from 1964 onward, to falsely deny and distort the serious health effects of smoking.
4. As of 2005, the defendants still do not admit the serious health effects of smoking which they recognized internally decades ago.

Despite the Judge demanding corrective statements, including recognition of the adverse effects of secondhand smoke, our Company's website continued to deny its negative impacts as late as July, 2006.

A World Health Organization executive has stated: "Tobacco remains the leading cause of preventable death globally, with 5 million deaths every year. Besides the human loss, there are heavy social and economic costs."

Although RAI has publicly stated that tobacco products are addictive and cause illness and may cause death, along with the obfuscation noted by the Federal Judge above, it still manufactures and promotes these tobacco products globally. The company's credibility can be questioned insofar as, while this Company has said for several years it is seeking to be responsible and promote harm reduction in its products it has continued the practices scored by the Federal Judge and has shown no remorse.

While it is true that tobacco is legal and that tobacco production is not illegal, the Federal Judge has demonstrated that the production of its tobacco products has been characterized for decades by illegal racketeering methods. This indicates this company, along with industry as a whole, cannot be trusted to act legally and morally.

RESOLVED, that, since it has been shown that its present tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

Rec'd 12/11/06
MRF

December 7, 20066

Susan M. Ivey, President & CEO
Reynolds American Inc.
401 N. Main Street
Winston-Salem, NC 27102-2990

Dear Ms. Ivey:

Unfortunately, our shareholder resolution letter sent to you on November 27, 2006 had the wrong resolution attached. Please see in this communication a copy of the original letter, stock verification and correct resolution.

If you should have any questions, or need further information please contact me at 303-383-2693 or ColleenScanlon@catholichealth.net.

Your understanding is greatly appreciated.

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives

One Mellon Center
Room 1315
Pittsburgh, PA 15258-0001

(412) 234-8823 Office
(412) 236-3226 Fax

Elizabeth A. Tomko
Vice President
tomko.ea@mellon.com

November 1, 2006

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 196 shares of REYNOLDS AMERICAN INC. Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Elizabeth A. Tomko

Elizabeth A. Tomko
Vice President
Client Administration

GET OUT OF TRADITIONAL TOBACCO BUSINESS BY 2010

Whereas, in 1973 a Philip Morris representative stated: "We all know that once a consumer product has been proven by the medical profession to be harmful to the human body, the product will be banned from sales and whatever has been sold will be withdrawn from the trade." He said, if cigarettes would be "undeniably proven to be harmful and conductive to lung cancer, there will definitely be a ban on cigarette sales worldwide." Later, in the film *Death in the West,* a Philip Morris Vice President declared that, if it were shown cigarettes cause harm, "we would withdraw them." PMUSA has never disavowed these statements.

Recently PMUSA has promoted itself as socially responsible. It says it shouldn't be judged by past modes of operating. However, as late as August, 2006, a Federal Judge overseeing the U.S. Government's lawsuit against it and other tobacco companies ruled it and the others have continually violated racketeering laws by deceiving the public about tobacco dangers. It stated:

1. They have falsely denied, distorted and minimized significant adverse health consequences of smoking for decades.
2. They have consistently manipulated nicotine levels in cigarettes, with resulting addictive consequences.
3. Their own documents and research reveal their continued recognition that smoking causes serious adverse health effects, along with fears how such knowledge might impact litigation.

Meanwhile, other findings indicate that the company does regulate nicotine levels in its cigarettes, corroborating what the Federal Judge alleged.

While acknowledging that a combination of increased taxes on cigarettes and diminished public access to smoking reduces smoking and, therefore, increases public health and, despite its acknowledgement of smoking's health hazards, PMUSA has lobbied mightily to restrict increases in taxes in various states (BW09.11.06). This makes the proponents of this resolution convinced the company is not sincere in its stated commitment to reduce smoking among people in general, youth in particular and, especially those addicted to its products.

The findings of the Federal Judge and others show that our company has consistently acted duplicitously in the dissemination of its cigarettes. Despite this, it still has asked the same Judge for permission to continue marketing its alleged "light" and "ultralight" products abroad even though it knows millions of people think they diminish health hazards but do not. This "boundless rapaciousness" has led *The Washington Post* to opine of this Company's thinking: "If we can't continue to defraud Americans into killing themselves...can we at least keep suggesting to billions of people abroad that some cigarettes are safer than others?"

After years of trying to make this Company more socially responsible, the shareholders filing this resolution are left with no alternative but to submit the following:

RESOLVED, that, since it acknowledges the science showing its tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

Support for Laws at all Levels Combating Use of Tobacco

WHEREAS, this Company has publicly said that using its tobacco products is a danger to peoples' health;

A~~ording to *Market Wire* (August 15, 2005), the American Lung Association (ALA) has noted an increasing number of states are ι .ig aggressive action to reduce tobacco use. For instance, "during the first half of 2005, several states went completely smokefree, others moved to strengthen existing restrictions on smoking in public places, and new increases in State tobacco taxes are bringing the national average to nearly S1.00 a pack."

The report noted: "While states are making it harder for people to smoke in public places, higher cigarette taxes are also making smoking more expensive. Since January 1, 2005, tobacco taxes have increased in 11 states, including the tobacco-growing states of North Carolina and Kentucky. As of August 15, the average state cigarette tax was $0.89 cents per pack. It will increase to $0.92 per pack when tax increases in Maine and North Carolina take effect. Texas is considering a $1.00 increase in its cigarette tax, which would push the nationwide average even higher.".

According to John L. Kirkwood. President and CEO of the *ALA.*, *h*igher cigarette taxes mean significant drops in smoking rates. Studies show that a 10 percent increase in the price of cigarettes reduces consumption by 7 percent for youth and 4 percent for adults. Raising the cigarette tax is one of the most effective ways to reduce adult smoking and stop kids from ever starting.

The Company has publicly said it does not want youth to start smoking. It bas been running ads to help people to stop smoking. However, it bas not demonstrated that such efforts have reduced smoking for young people and/or adults.

The report took note of preemption of smokefree laws: "Illinois became only the second state (after Delaware) to repeal preemption of local smokefree air ordinances. This action will allow any local community in Illinois to adopt smokefree air ordinances that are stronger than state law. Once the Illinois law goes into effect on January 1, 2006, 19 states will have total or partial preemption. Preemption is a major priority for the tobacco industry and its front groups because they have less influence at th^ local level and prefer to lobby for weak statewide smokefree air laws that cannot be replaced by stronger local ordinances."

RESOLVED that. since a combination of laws against smoking in public places as well as tax increases has been shown to demonstrably reduce smoking, especially among young people, the Company make as public policy a commitment to support legislation at all levels of local, regional, state, and federal government which is geared to that end. Furthermore, the Company shall also support all efforts to repeal existing preemption laws limiting local smokefree air ordinances.

Supporting Statement

This Company needs to clearly and publicly support efforts that will reduce, if not eliminate, the nation's number one cause of preventable disease: smoking. If you agree, please vote "yes" for this proposal.

Annex B

See Attached.

Note 8—Commitments and Contingencies

Tobacco Litigation — General

Introduction

Various legal proceedings, including litigation claiming that cancer and other diseases, as well as addiction, have resulted from the use of, or exposure to, RAI's operating subsidiaries' products, are pending or may be instituted against RJR Tobacco, Conwood or their affiliates, including RAI and RJR, or indemnitees, including B&W. (As described in greater detail below, RJR Tobacco has agreed to indemnify B&W and its affiliates against certain litigation liabilities.) These legal proceedings include claims relating to cigarette products manufactured by RJR Tobacco or certain of its affiliates and indemnitees, as well as claims relating to smokeless tobacco products manufactured by Conwood. A discussion of the legal proceedings relating to cigarette products is set forth below under the heading "—Litigation Affecting the Cigarette Industry." All of the references under that heading to tobacco-related litigation, smoking and health litigation and other similar references are references to legal proceedings relating to cigarette products and are not references to legal proceedings involving smokeless tobacco products, and case numbers under that heading include only cases involving cigarette products and not cases involving smokeless tobacco products. The legal proceedings relating to the smokeless tobacco products manufactured by Conwood are discussed separately under the heading "—Smokeless Tobacco Litigation" below.

Certain Terms and Phrases

Certain terms and phrases used in this disclosure may require some explanation. The terms "judgment" or "final judgment" refer to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

The term "damages" refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. "Compensatory damages" are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted willfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded "punitive damages." Although damages may be awarded at the trial court stage, a losing party generally may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by court or statute.

The term "settlement" refers to certain types of cases in which cigarette manufacturers, including RJR Tobacco and B&W, have agreed to resolve disputes with certain plaintiffs without resolving the case through trial. The principal terms of settlements entered into by RJR Tobacco are explained below under "—Accounting for Tobacco-Related Litigation Contingencies."

Theories of Recovery

The plaintiffs seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, special duty, voluntary undertaking, breach of warranty, failure to warn, fraud, misrepresentation, unfair trade practices, conspiracy, unjust enrichment, medical monitoring, public nuisance and violations of state and federal antitrust laws. In certain of these cases, the plaintiffs claim that cigarette smoking exacerbated injuries caused by exposure to asbestos.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The plaintiffs seek various forms of relief, including compensatory and punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and other equitable relief. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

Defenses

The defenses raised by RJR Tobacco, Conwood and their affiliates and indemnitees include, where applicable and otherwise appropriate, preemption by the Federal Cigarette Labeling and Advertising Act of some or all claims arising after 1969, the lack of any defect in the product, assumption of the risk, contributory or comparative fault, lack of proximate cause, remoteness, lack of standing and statutes of limitations or repose. RAI and RJR have asserted additional defenses, including jurisdictional defenses, in many of the cases in which they are named.

Accounting for Tobacco-Related Litigation Contingencies

In accordance with generally accepted accounting principles, RAI, RJR Tobacco, and Conwood, as applicable, will record any loss concerning tobacco-related litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated. For the reasons set forth below, RAI's management continues to conclude that the loss of any particular pending smoking and health tobacco litigation claim against RJR Tobacco or its affiliates or indemnitees, including B&W, or the loss of any particular claim concerning the use of smokeless tobacco against Conwood, when viewed on an individual basis, is not probable.

RJR Tobacco and its affiliates believe that they have a number of valid defenses to the smoking and health tobacco litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. RAI, RJR Tobacco and their affiliates and indemnitees have, through their counsel, filed pleadings and memoranda in pending smoking and health tobacco litigation that set forth and discuss a number of grounds and defenses that they and their counsel believe have a valid basis in law and fact. Based on their experience in the smoking and health tobacco litigation against them and the strength of the defenses available to them in such litigation, RJR Tobacco and its affiliates believe that their successful defense of smoking and health tobacco litigation in the past will continue in the future.

No liability for pending smoking and health tobacco litigation currently is recorded in RAI's condensed consolidated financial statements (unaudited). RJR has liabilities totaling $94 million that were recorded in 1999 in connection with certain indemnification claims asserted by Japan Tobacco Inc., referred to as JTI, against RJR and RJR Tobacco relating to certain activities of Northern Brands International, Inc., a now inactive, indirect subsidiary of RAI formerly involved in the international tobacco business. For further information on Northern Brands and related litigation and the indemnification claims of JTI, see "—Litigation Affecting the Cigarette Industry — Other Litigation and Developments" and "—Other Contingencies and Guarantees" below.

RJR Tobacco and its affiliates and indemnitees continue to win the majority of smoking and health tobacco litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them continue to be dismissed at or before trial. Generally, RJR Tobacco and its affiliates and indemnitees have not settled, and currently RJR Tobacco and its affiliates do not intend to settle, any smoking and health tobacco litigation claims. It is the policy of RJR Tobacco and its affiliates to vigorously defend all tobacco-related litigation claims.

The only smoking and health tobacco litigation claims settled by RJR Tobacco and B&W involved:

- the MSA and other settlement agreements with the states of Mississippi, Florida, Texas and Minnesota, and the funding by various tobacco companies of a $5.2 billion trust fund contemplated by the MSA to benefit tobacco growers; and
- the original *Broin* flight attendant case discussed below under "—Litigation Affecting the Cigarette Industry — Class-Action Suits."

The circumstances surrounding the MSA and other state settlement agreements and the funding of a trust fund to benefit the tobacco growers are readily distinguishable from the current categories of smoking and health cases involving RJR Tobacco, B&W and their respective affiliates. The claims underlying the MSA and other state settlement

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

agreements were brought on behalf of the states to recover funds paid for health-care and medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. The MSA and other state settlement agreements settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and contain releases of various additional present and future claims. In accordance with the MSA, various tobacco companies agreed to fund a $5.2 billion trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers. A discussion of the MSA and other state settlement agreements, and a table depicting the related payment schedule under these agreements, is set forth below under "—Litigation Affecting the Cigarette Industry — Governmental Health-Care Cost Recovery Cases — MSA and Other State Settlement Agreements."

The states were a unique set of plaintiffs and are not involved in any of the smoking and health cases remaining against RJR Tobacco or its affiliates and indemnitees, including B&W. Although RJR Tobacco, B&W and certain of their respective affiliates continue to be defendants in health-care cost recovery cases similar in theory to the state cases but involving other plaintiffs, such as hospitals, Native American tribes and foreign governments, the vast majority of such cases have been dismissed on legal grounds. Indeed, eight federal courts of appeals have ruled uniformly that unions cannot successfully pursue such cases. As a result, no union cases are pending against RJR Tobacco or its affiliates or indemnitees. RJR Tobacco and its affiliates, including RAI, believe that the same legal principles that have resulted in dismissal of union and other types of health-care cost recovery cases either at the trial court level or on appeal should compel dismissal of the similar pending cases.

The *U.S. Department of Justice* case brought against various industry members, including RJR Tobacco and B&W, discussed below under "—Litigation Affecting the Cigarette Industry — Governmental Health-Care Cost Recovery Cases," also can be distinguished from the circumstances surrounding the MSA and the other state settlement agreements. Under its Medical Care Recovery Act and Medicare Secondary Payer Act claims, the federal government made arguments similar to the states and sought to recover federal funds expended in providing health care to smokers who have developed diseases and injuries alleged to be smoking-related. The only claim remaining in the trial of this case involved alleged violations of civil provisions of the federal Racketeer Influenced and Corrupt Organizations Act statute, referred to as RICO. Under this statute, the federal government sought disgorgement of profits from the defendants in the amount of $280 billion. Overruling the trial court, the U.S. Court of Appeals for the District of Columbia held that disgorgement is not an available remedy. On July 18, 2005, the government filed a petition for writ of certiorari with the U.S. Supreme Court on this issue. On October 17, 2005, the Supreme Court denied the petition. Trial of the case concluded on June 9, 2005, and post-trial submissions were completed on October 9, 2005. On August 17, 2006, the court found the defendants liable for the RICO claims and issued an order for injunctive and other relief, but did not impose any direct financial penalties. The defendants, including RJR Tobacco, have filed notices of appeal to the U.S. Court of Appeals for the District of Columbia. On October 16, 2006, the government filed its notice of appeal. A comprehensive discussion of this case is set forth below under "—Litigation Affecting the Cigarette Industry — Governmental Health-Care Cost Recovery Cases."

Similarly, the other cases settled by RJR Tobacco can be distinguished from existing cases pending against RJR Tobacco and its affiliates and indemnitees, including B&W. The original *Broin* case, discussed below under "—Litigation Affecting the Cigarette Industry — Class-Action Suits," was settled in the middle of trial during discussions with the federal government concerning the possible settlement of the claims underlying the MSA and other state settlement agreements, among other things. The *Broin* case was settled at that time in an attempt to remove this case as a political distraction during the industry's settlement discussions with the federal government and a belief that further *Broin* litigation would be resolved by a settlement at the federal level.

The *DeLoach* case, discussed below under "—Litigation Affecting the Cigarette Industry — Antitrust Cases," was brought by a unique class of plaintiffs: a class of all tobacco growers and tobacco allotment holders. The class asserted that the defendants, including RJR Tobacco and B&W, engaged in bid-rigging of U.S. burley and flue-cured tobacco auctions. Despite valid legal defenses, RJR Tobacco and B&W separately settled this case to avoid a long and contentious trial with the tobacco growers. The remaining antitrust cases pending against RJR Tobacco and B&W involve different types of plaintiffs and different theories of recovery under the antitrust laws and should not be affected by the settlement of the *DeLoach* case.

Finally, as discussed under "—Litigation Affecting the Cigarette Industry — MSA — Enforcement and Validity," RJR Tobacco and B&W each has settled cases brought by states concerning the enforcement of the MSA. Despite valid legal defenses, these cases were settled to avoid further contentious litigation with the states involved. Each MSA enforcement action involves alleged breaches of the MSA based on specific actions taken by the particular defendant. Accordingly, any future MSA enforcement action will be reviewed by RJR Tobacco on the merits and should not be affected by the settlement of prior MSA enforcement cases.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Conwood also believes that it has a number of valid defenses to the smokeless tobacco litigation against it. Conwood has asserted and will continue to assert some or all of these defenses in each case at the time and in the manner deemed appropriate by Conwood and its counsel. No verdict or judgment has ever been returned or entered against Conwood on any claim for personal injuries allegedly resulting from the use of smokeless tobacco. Conwood intends to defend vigorously all smokeless tobacco litigation claims asserted against it. No liability for pending smokeless tobacco litigation currently is recorded in RAI's condensed consolidated financial statements (unaudited).

Cautionary Statement

Even though RAI's management continues to conclude that the loss of any particular pending smoking and health tobacco litigation claim against RJR Tobacco or its affiliates or indemnitees, or the loss of any particular case concerning the use of smokeless tobacco against Conwood, when viewed on an individual basis, is not probable, the possibility of material losses related to such litigation is more than remote. Litigation is subject to many uncertainties, and generally it is not possible to predict the outcome of the litigation pending against RJR Tobacco, Conwood or their affiliates or indemnitees, or to reasonably estimate the amount or range of any possible loss.

Although RJR Tobacco believes that it has valid bases for appeals in its pending cases, and RJR Tobacco and RAI believe they have a number of valid defenses to all actions, and intend to defend all actions vigorously, it is possible that there could be further adverse developments in pending cases, and that additional cases could be decided unfavorably against RAI, RJR Tobacco or their affiliates or indemnitees, including B&W.

Determinations of liability or adverse rulings in such cases or in similar cases involving other cigarette manufacturers as defendants, even if such judgments are not final, could materially adversely affect the litigation against RJR Tobacco or its affiliates or indemnitees and they could encourage the commencement of additional tobacco-related litigation. In addition, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

Although it is impossible to predict the outcome of such events on pending litigation and the rate new lawsuits are filed against RJR Tobacco or its affiliates or indemnities, a significant increase in litigation or in adverse outcomes for tobacco defendants could have a material adverse effect on any or all of these entities. Moreover, notwithstanding the quality of defenses available to it and its affiliates and indemnitees in litigation matters, it is possible that RAI's results of operations, cash flows or financial condition could be materially adversely affected by the ultimate outcome of certain pending litigation matters against RJR Tobacco or its affiliates or indemnitees.

Similarly, smokeless tobacco litigation, like any litigation, is suspect to many uncertainties. Notwithstanding the quality of defenses available to Conwood, it is possible that RAI's results of operations, cash flows or financial condition could be materially adversely affected by the ultimate outcome of certain pending litigation matters against Conwood.

Litigation Affecting the Cigarette Industry

Overview

Introduction

In connection with the business combination of RJR Tobacco and the U.S. cigarette and tobacco business of B&W on July 30, 2004, RJR Tobacco agreed to indemnify B&W and its affiliates against, among other things, any litigation liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W. Accordingly, the cases discussed below include cases brought solely against RJR Tobacco and its affiliates, including RAI and RJR; cases brought against both RJR Tobacco, its affiliates and B&W; and cases brought solely against B&W and assumed by RJR Tobacco in the business combination.

During the third quarter of 2006, process in 19 tobacco-related cases was served against RJR Tobacco or its affiliates or indemnitees, including B&W. On September 29, 2006, there were 1,419 cases (including 1,099 individual smoker cases pending in West Virginia state court as a consolidated action) pending in the United States against RJR Tobacco or its affiliates or indemnitees, including B&W, as compared with 1,323 on September 30, 2005, and 1,330 on September 30, 2004, pending against RJR Tobacco or its affiliates or indemnitees, including B&W.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

As of October 13, 2006, 1,437 tobacco-related cases were pending against RJR Tobacco or its affiliates or indemnitees: 1,431 in the United States; two in Puerto Rico; three in Canada and one in Israel. Of the 1,431 total U.S. cases, 36 cases are pending against B&W that are not also pending against RJR Tobacco. The U.S. case number does not include the 2,626 *Broin II* cases, which involve individual flight attendants alleging injuries as a result of exposure to environmental tobacco smoke, referred to as ETS or secondhand smoke, in aircraft cabins, pending as of October 13, 2006, and discussed below. The following table lists the number of U.S. tobacco-related cases by state that were pending against RJR Tobacco or its affiliates or indemnitees as of October 13, 2006:

State	Number of U.S. Cases
West Virginia	1,104
Florida	103
Maryland	39
Missouri	29
Mississippi	26
New York	26
Louisiana	19
California	13
Illinois	8
District of Columbia	4
Tennessee	4
Pennsylvania	4
Georgia	3
Alabama	3
Washington	3
Connecticut	3
Delaware	3
New Jersey	3
Minnesota	2
Michigan	2
Ohio	2
North Carolina	2
South Dakota	2
Vermont	2
Massachusetts	2
Kentucky	2
Oregon	1
Texas	1
Kansas	1
Indiana	1
Arkansas	1
Colorado	1
Hawaii	1
Iowa	1
Idaho	1
Montana	1
North Dakota	1
Nebraska	1
New Hampshire	1
New Mexico	1
Nevada	1
Utah	1
Virginia	1
Mariana Islands	1
Total	1,431

* 1,099 of the 1,104 cases are pending as a consolidated action.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Of the 1,431 pending U.S. cases, 48 are pending in federal court, 1,382 in state court and one in tribal court.

The following table lists the categories of the U.S. tobacco-related cases pending against RJR Tobacco or its affiliates or indemnitees as of October 13, 2006, compared with the number of cases pending against RJR Tobacco, its affiliates or indemnitees as of July 14, 2006, as reported in RAI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 4, 2006, and a cross-reference to the discussion of each case type.

Case Type	RJR Tobacco's Case Numbers as of October 13, 2006	Change in Number of Cases Since July 14, 2006	Page Reference
Individual Smoking and Health	1,353	+147*	28
Flight Attendant — ETS (*Broin II*)	2,626	No Change	30
Class-Action	20	-1	30
Governmental Health-Care Cost Recovery	3	+2	35
Other Health-Care Cost Recovery and Aggregated Claims	3	No Change	38
Master Settlement Agreement-Enforcement and Validity	37	-1	39
Asbestos Contribution	0	-1	41
Antitrust	5	-1	42
Other Litigation	9	-1	43

* On August 23, 2006, 234 previously dismissed cases were reinstated.

Three pending cases that have attracted recent significant media attention are the Florida state court class-action case *Engle v. R. J. Reynolds Tobacco Co.*, the federal RICO case brought by the U.S. Department of Justice, and the federal lights class action *Schwab [McLaughlin] v. Philip Morris USA, Inc.*

In 2000, a jury in *Engle* rendered a punitive damages verdict in favor of the "Florida class" of approximately $145 billion against all defendants. In July 2006, the Florida Supreme Court, among other things, affirmed an appellate court's dismissal of the punitive damages award, decertified going forward a Florida-wide class action, preserved several class-wide findings from the trial, including that nicotine is addictive and cigarettes are defectively designed, and authorized class members to avail themselves of these findings in individual lawsuits under certain conditions. Both sides have filed petitions for rehearing.

In the *U.S. Department of Justice* case, brought in 1999 in the U.S. District Court for the District of Columbia, the government sought, among other forms of relief, the disgorgement of profits pursuant to the civil provisions of RICO. The U.S. Court of Appeals for the District of Columbia ruled in 2005 that disgorgement is not an available remedy in the case. After the conclusion in 2005 of the bench trial, the trial court in August 2006 issued its ruling, among other things, finding the defendants liable for the RICO claims, imposing no direct financial penalties on the defendants, but ordering the defendants to make certain "corrective communications" in a variety of media and enjoining the defendants from using certain brand descriptors. The defendants filed their appeal on September 11, 2006, and the government filed its appeal on October 16, 2006.

In September 2006, the U.S. District Court for the Eastern District of New York in *Schwab* certified a nationwide class of "lights" smokers and set a trial date of January 22, 2007. On October 24, 2006, however, the U.S. Court of Appeals for the Second Circuit ordered a temporary stay of all pre-trial and trial proceedings pending disposition of the defendants' motion for stay and petition asking the court of appeals to allow an interlocutory review of the trial court's certification decision.

For a detailed description of these cases, see "—Class Action Suits — Engle Case," "—Governmental Health-Care Cost Recovery Cases — Department of Justice Case" and "—Class Action Suits — "Lights" Cases" below.

In November 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the MSA with 46 U.S. states and certain U.S. territories and possessions. These cigarette manufacturers previously settled

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state. The MSA and other state settlement agreements:

- settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions;
- released the major U.S. cigarette manufacturers from various additional present and potential future claims;
- imposed future payment obligations on RJR Tobacco, B&W and other major U.S. cigarette manufacturers; and
- placed significant restrictions on their ability to market and sell cigarettes.

The aggregate cash payments made by RJR Tobacco under the MSA and other state settlement agreements were $1.8 billion in 2003, $2.0 billion in 2004 and $2.7 billion in 2005. These amounts do not include payments made in connection with B&W's U.S. brands prior to July 30, 2004. RJR Tobacco estimates its payments, including payments made in connection with B&W's U.S. brands acquired in the business combination, will be approximately $2.6 billion in each of 2006 and 2007 and will exceed $2.7 billion thereafter. These payments are subject to adjustments for, among other things, the volume of cigarettes sold by RJR Tobacco, RJR Tobacco's market share and inflation. See "—Governmental Health-Care Cost Recovery Cases — MSA and Other State Settlement Agreements" below for a detailed discussion of the MSA and the other state settlement agreements, including RJR Tobacco's monetary obligations under these agreements. RJR Tobacco records the allocation of settlement charges as products are shipped.

Scheduled Trials

Trial schedules are subject to change, and many cases are dismissed before trial. However, it is likely that there will be an increased number of tobacco-related cases against RJR Tobacco or its affiliates and indemnitees, some involving claims for amounts ranging possibly into the hundreds of millions and even billions of dollars, coming to trial during the period from 2006 through the third quarter of 2007. The following table lists the trial schedule, as of October 13, 2006, for RJR Tobacco or its affiliates and indemnitees, including B&W, through September 30, 2007.

Trial Date	Case Name/Type	Defendant(s)	Jurisdiction
January 16, 2007	*Whiteley v. R.J. Reynolds Tobacco Co.* [Individual]	RJR Tobacco	Superior Court San Francisco County (San Francisco, CA)
January 22, 2007	*Schwab v. Philip Morris USA, Inc.* [Class Action/Lights]	RJR Tobacco, B&W	U. S. District Court Eastern District (Brooklyn, NY)
March 19, 2007	*In Re: Tobacco Litigation (Individual Personal Injury Cases)* [Individual/Consolidated]	RJR Tobacco, B&W	Circuit Court Ohio County (Wheeling, WV)
April 18, 2007	*Falconer v. R.J. Reynolds Tobacco Co.* [Individual]	RJR Tobacco	Circuit Court Jackson County (Kansas City, MO)
September 17, 2007	*Hausrath v. Philip Morris USA, Inc.* [Individual]	B&W	NY Supreme Court Erie County (Buffalo, NY)

Trial Results

From January 1, 1999 through October 13, 2006, 52 smoking and health and health-care cost recovery cases in which RJR Tobacco or B&W were defendants have been tried. Verdicts in favor of RJR Tobacco, B&W and, in some cases, RJR Tobacco, B&W and other defendants, were returned in 36 cases (including four mistrials) tried in Florida (10), New York (4), Missouri (4), Tennessee (3), Mississippi (2), California (2), West Virginia (2), Ohio (2), Connecticut (1), Louisiana (1), New Jersey (1), Pennsylvania (1), South Carolina (1), Texas (1) and Washington (1).

Additionally, from January 1, 1999 through October 13, 2006, verdicts have been returned in 21 smoking and health cases in which RJR Tobacco, B&W, or their respective affiliates were not defendants. Verdicts were returned in favor of the defendants in 11 cases — four in Florida, two in California, and one in each of New Hampshire, New York, Pennsylvania, Rhode Island and Tennessee. Verdicts in favor of the plaintiffs were returned in nine cases — four in

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

California, two in each of Florida and Oregon and one in Illinois. The defendants' appeals or post-trial motions are pending in these cases.

No cases in which RJR Tobacco or B&W was a defendant were tried in the third quarter of 2006.

One case was tried in the second quarter of 2006 in which RJR Tobacco or B&W was a defendant. In *Kimball v. R.J. Reynolds Tobacco Co.*, an individual smoker case, a Washington state court jury returned a verdict in favor of RJR Tobacco on May 15, 2006. On June 20, 2006, the plaintiff waived his right to appeal or to pursue the case further and RJR Tobacco agreed to reduce the amount of costs taxed against the plaintiff.

One case was tried in the first quarter of 2006 in which RJR Tobacco or B&W was a defendant. In *VanDenBurg v. Brown & Williamson Tobacco Corp.*, an individual smoker case, a Missouri state court jury returned a verdict in favor of the defendants, including RJR Tobacco and B&W, on February 22, 2006. The plaintiff's motion for a new trial was denied on June 19, 2006. The plaintiff's deadline for seeking an appeal has passed.

The following chart reflects the verdicts and post-trial developments in the smoking and health cases that have been tried since January 1, 1999 and remain pending as of October 13, 2006, in which verdicts have been returned in favor of the plaintiffs and against RJR Tobacco or B&W, or both.

Date of Verdict	Case Name/Type	Jurisdiction	Verdict	Post-Trial Status
July 7, 1999-Phase I April 7, 2000-Phase II July 14, 2000-Phase III	*Engle v. R. J. Reynolds Tobacco Co.* [Class Action]	Circuit Court, Miami-Dade County (Miami, FL)	$12.7 million compensatory damages against all the defendants; $145 billion punitive damages against all the defendants, of which approximately $36.3 billion and $17.6 billion was assigned to RJR Tobacco and B&W, respectively.	On May 21, 2003, Florida's Third District Court of Appeal reversed the trial court and remanded the case to the Miami-Dade County Circuit Court with instructions to decertify the class. On May 12, 2004, the Florida Supreme Court accepted the case and issued its decision on July 6, 2006. The court affirmed an intermediate appellate court's dismissal of a punitive damages award and decertified, on a going-forward basis, a Florida-wide class action on behalf of smokers claiming illnesses caused by addiction to cigarettes. The court preserved a number of classwide findings from Phase I of the *Engle* trial, and authorized class members to avail themselves of those findings in individual lawsuits, provided they commence those lawsuits within one year of the date the court's decision becomes final. In addition, the court reinstated compensatory

damage verdicts in favor of two plaintiffs in the amounts of $2.85 million and $4.023 million, respectively. On August 7, 2006, the parties filed motions for rehearing with the Florida Supreme Court.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Date of Verdict	Case Name/Type	Jurisdiction	Verdict	Post-Trial Status
				Briefing is complete.
June 11, 2002	*Lukacs v. R. J. Reynolds Tobacco Co.* [*Engle* class member]	Circuit Court, Miami-Dade County (Miami, FL)	$500,000 economic damages, $24.5 million non-economic damages and $12.5 million loss of consortium damages against Philip Morris, B&W and Lorillard, of which B&W was assigned 22.5% of liability. Court has not entered final judgment for damages. RJR Tobacco was dismissed from the case in May 2002, prior to trial.	Judge reduced damages to $25.125 million of which B&W's share is approximately $6 million. On August 2, 2006, the plaintiff filed a motion for entry of partial judgment and notice of jury trial on punitive damages. The court granted the defendants' motion to strike as premature the plaintiffs' motion for judgment and notice of trial on September 27, 2006.
November 4, 2003	*Thompson v. Brown & Williamson Tobacco Corp.* [Individual]	Circuit Court, Jackson County (Independence, MO)	$1.05 million compensatory damages against Philip Morris and B&W, of which $209,351 was assigned to B&W.	On August 22, 2006, the Court of Appeals for the Western District of Missouri affirmed the judgment entered in favor of the plaintiffs. On September 26, 2006, the Court of Appeals denied the defendants' motion to transfer the case to the Missouri Supreme Court. The defendants filed an application to transfer in the Missouri Supreme Court on October 10, 2006.
December 18, 2003	*Frankson v. Brown & Williamson Tobacco Corp.* [Individual]	Supreme Court, Kings County (Brooklyn, NY)	$350,000 compensatory damages; 50% fault assigned to B&W and two industry organizations; $20 million in punitive damages, of which $6 million was assigned to B&W, $2 million to a predecessor company and $12 million to two industry organizations.	On January 21, 2005, the plaintiff stipulated to the court's reduction in the amount of punitive damages from $20 million to $5 million, apportioned as follows: $0 to American Tobacco; $4 million to B&W; $500,000 to the Counsel for Tobacco Research and $500,000 to the Tobacco Institute. B&W's appeal of the trial court's denial of post-trial motions was

				denied on July 5, 2006. On August 4, 2006, the defendants filed a motion for rehearing, or in the alternative, for leave to appeal to the New York Court of Appeals. That motion was denied on October 5, 2006.
May 21, 2004	*Scott v. American Tobacco Co.* [Class Action]	District Court, Orleans Parish (New Orleans, LA)	$591 million against RJR Tobacco, B&W, Philip Morris, Lorillard, and the Tobacco Institute for a smoking cessation program.	The case is on appeal to the Louisiana Court of Appeals. On September 29, 2004, the defendants posted a $50 million bond and noticed their

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Date of Verdict	Case Name/Type	Jurisdiction	Verdict	Post-Trial Status
				appeal. RJR Tobacco posted $25 million toward the bond. Oral argument occurred on April 12, 2006. At the court's request, the parties submitted post-argument briefs on April 28, 2006.
February 2, 2005	*Smith v. Brown & Williamson Tobacco Corp.* [Individual]	Circuit Court, Jackson County (Independence, MO)	$2 million in compensatory damages (reduced to $500,000 because of jury's findings that the plaintiff was 75% at fault); $20 million in punitive damages.	On June 1, 2005, B&W filed its notice of appeal. Oral argument occurred on October 5, 2006.
March 18, 2005	*Rose v. Brown & Williamson Tobacco Corp.* [Individual]	Supreme Court, New York County (Manhattan, NY)	RJR Tobacco found not liable; $3.42 million in compensatory damages against B&W and Philip Morris, of which $1.71 million was assigned to B&W; $17 million in punitive damages against Philip Morris only.	On August 18, 2005, B&W filed its notice of appeal. Pursuant to its agreement to indemnify B&W, RJR Tobacco posted a supersedeas bond in the approximate amount of $2.058 million on February 7, 2006. Oral argument is scheduled to be heard on or around November 28, 2006.
August 17, 2006	*United States v. Philip Morris USA, Inc.* [Governmental Health-Care Cost Recovery]	U.S. District Court, District of Columbia (Washington, DC)	RJR Tobacco and B&W were found liable for civil RICO claims; were enjoined from using certain brand descriptors and from making certain misrepresentations; and were ordered to make corrective communications on five subjects, including smoking and health and addiction, required to reimburse the U.S. Department of Justice appropriate costs associated with the lawsuit, and maintain document web sites.	On September 11, 2006, RJR Tobacco and B&W filed their notices of appeal. On October 16, 2006, the government filed its notice of appeal. The defendants filed a motion to stay the judgment which was denied by the district court on September 28, 2006. On September 29, 2006 the defendants, including RJR Tobacco, filed a motion asking the court of appeals to stay the district court's order pending the defendants' appeal. The court granted the motion on October 31, 2006. In addition, the government

has requested the defendants pay a total of approximately $1.9 million in costs.

Individual Smoking and Health Cases

As of October 13, 2006, 1,353 individual cases, including 1,099 individual smoker cases in West Virginia state court in a consolidated action, were pending in the U.S. against RJR Tobacco, B&W, as its indemnitee, or both. This category of cases includes smoking and health cases alleging personal injury brought by or on behalf of individual plaintiffs, but does not include the *Broin II* cases discussed below. A total of 1,349 of the individual cases are brought by or on behalf of individual smokers or their survivors, while the remaining four cases are brought by or on behalf of individuals or their survivors alleging personal injury as a result of exposure to ETS.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Below is a description of the individual smoking and health cases against RJR Tobacco or B&W, or both, which went to trial or were decided or remained on appeal, since January 1, 2006.

On March 20, 2000, in *Whiteley v. Raybestos-Manhattan, Inc.*, a California state court jury awarded the plaintiff $1.72 million in compensatory damages and $20 million in punitive damages. RJR Tobacco and Philip Morris were each assigned $10 million of the punitive damages award. The defendants appealed the final judgment to the California Court of Appeals. On April 7, 2004, the court of appeals reversed the judgment and remanded the case for a new trial. On April 28, 2006, the plaintiff filed a consolidated amended complaint for survival/loss of consortium/wrongful death. With the filing of the consolidated complaint, the case name became *Whiteley v. R. J. Reynolds Tobacco Co.* Trial is scheduled for January 16, 2007. The defendants filed a motion to change venue from the Superior Court of California in San Francisco County, to the Superior Court in Ventura County on October 6, 2006. That motion was denied on October 24, 2006.

On October 12, 2000, in *Jones v. Brown & Williamson Tobacco Corp.*, a Florida state court jury found against RJR Tobacco and awarded approximately $200,000 in compensatory damages only. The judge granted RJR Tobacco a new trial on December 28, 2000, and the new trial decision was affirmed by the Second District Court of Appeal of Florida on August 30, 2002. On April 27, 2005, the Florida Supreme Court dismissed the plaintiff's notice of appeal without prejudice. The plaintiff dismissed all claims against RJR Tobacco on April 19, 2006.

On December 21, 2001, in *Kenyon v. R.J. Reynolds Tobacco Co.*, a Florida state court jury awarded the plaintiff $165,000 in compensatory damages only. On May 30, 2003, the Second District Court of Appeal of Florida affirmed per curiam (that is, without writing an opinion) the trial court's final judgment. After exhausting its state court appeals, RJR Tobacco paid the plaintiff approximately $196,000 (judgment plus interest). RJR Tobacco also paid approximately $1.3 million in attorneys' fees to the plaintiff's counsel.

On August 15, 2003, a state court jury in Pennsylvania returned a verdict in favor of B&W in *Eiser v. Brown & Williamson Tobacco Corp.* On January 19, 2006, the Superior Court of Pennsylvania affirmed the verdict. The plaintiff's application for reargument en banc was denied on March 29, 2006. On September 22, 2006, the Pennsylvania Supreme Court granted the plaintiff's petition for allowance of appeal. Briefing is underway.

On November 4, 2003, in *Thompson v. Brown & Williamson Tobacco Corp.*, a Missouri state court jury awarded $2.1 million in compensatory damages against B&W and Philip Morris. B&W was found to be 10% at fault, Philip Morris was found to be 40% at fault, and the plaintiff was found to be 50% at fault. As a result, B&W's share of the final judgment was approximately $210,000. The defendants appealed to the Missouri Court of Appeals. The Court of Appeals affirmed the judgment entered in favor of the plaintiffs on August 22, 2006 and denied the defendants' motion to transfer the case to the Missouri Supreme Court on September 26, 2006. The defendants filed an application for transfer in the Missouri Supreme Court on October 10, 2006.

On December 18, 2003, in *Frankson v. Brown & Williamson Tobacco Corp.*, a New York state court jury awarded $350,000 in compensatory damages against B&W and two former tobacco industry organizations, the Tobacco Institute and the Council for Tobacco Research. The defendants as a group and the deceased smoker were each found to be 50% at fault. On January 8, 2004, the jury awarded $20 million in punitive damages, of which $6 million was assigned to B&W, $2 million was assigned to American Tobacco, a predecessor company to B&W, and $6 million was assigned to each of the Council for Tobacco Research and the Tobacco Institute. On June 22, 2004, the trial judge granted a new trial unless the parties consented to an increase in compensatory damages to $500,000 and a decrease in punitive damages to $5 million, of which $4 million would be assigned to B&W. On January 21, 2005, the plaintiff stipulated to the reduction in punitive damages from $20 million to $5 million, apportioned as follows: $0 to American Tobacco; $4 million to B&W; and $500,000 to each of the Council for Tobacco Research and the Tobacco Institute. On January 25, 2005, B&W appealed the trial court's denial of post-trial motions. On July 5, 2006, the Appellate Division denied that appeal. On August 4, 2006, the defendants filed a motion for rehearing, or in the alternative, for leave to appeal to the New York Court of Appeals. That motion was denied on October 5, 2006. The defendants are evaluating further appellate options.

On February 1, 2005, a Missouri state court jury returned a split verdict in *Smith v. Brown & Williamson Tobacco Corp.*, finding in favor of B&W on two counts, fraudulent concealment and conspiracy, and finding in favor of the plaintiffs on the negligence count (which incorporates failure to warn and product defect claims). The plaintiffs were awarded $2 million in compensatory damages; however, the jury found the plaintiff to be 75% at fault (and B&W 25% at fault), and thus the compensatory award was reduced to $500,000. The jury also found aggravating circumstances,

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

which provided an entitlement to punitive damages. On February 2, 2005, the jury awarded the plaintiffs $20 million in punitive damages. On June 1, 2005, B&W filed its notice of appeal with the Missouri Court of Appeals. Oral argument occurred on October 5, 2006. Pursuant to its agreement to indemnify B&W, RJR Tobacco will post a supersedeas bond in the approximate amount of $24.3 million if necessary.

On March 18, 2005, in *Rose v. Brown & Williamson Tobacco Corp.*, a New York state court jury returned a verdict in favor of RJR Tobacco but returned a $3.42 million compensatory damages verdict against B&W and Philip Morris, of which $1.71 million was assigned to B&W. A punitive damages verdict of $17 million against Philip Morris only was returned by the jury on March 28, 2005. On August 18, 2005, B&W filed its notice of appeal. Oral argument is scheduled to be heard on or around November 28, 2006. Pursuant to its agreement to indemnify B&W, RJR Tobacco posted a supersedeas bond in the amount of $2.058 million on February 7, 2006.

On February 22, 2006, in *VanDenBurg v. Brown & Williamson Tobacco Corp.*, a Missouri state court jury returned a verdict in favor of the defendants, including RJR Tobacco and B&W. In March 2006, the plaintiff filed a motion for new trial requesting an evidentiary hearing. The motion was denied on June 19, 2006. Plaintiff's deadline for seeking an appeal has passed.

On May 15, 2006, in *Kimball v. R. J. Reynolds Tobacco Co.*, a Washington state court jury returned a verdict in favor of the defendant, RJR Tobacco. On June 20, 2006, the plaintiff agreed to waive his right to appeal or to pursue the case further and RJR Tobacco agreed to reduce the amount of costs taxed against the plaintiff.

Broin II Cases

As of October 13, 2006, there were 2,626 lawsuits pending in Florida brought by individual flight attendants for personal injury as a result of illness allegedly caused by exposure to ETS in airplane cabins, referred to as the *Broin II* cases. In these lawsuits, filed pursuant to the terms of the settlement of the *Broin v. Philip Morris, Inc.* class action, discussed below under "—Class-Action Suits," each individual flight attendant will be required to prove that he or she has a disease and that the individual's exposure to ETS in airplane cabins caused the disease. Punitive damages are not available in these cases.

On October 5, 2000, the *Broin* court entered an order applicable to all *Broin II* cases that the terms of the *Broin* settlement agreement do not require the individual *Broin II* plaintiffs to prove the elements of strict liability, breach of warranty or negligence. Under this order, there is a rebuttable presumption in the plaintiffs' favor on those elements, and the plaintiffs bear the burden of proving that their alleged adverse health effects actually were caused by exposure to ETS. Below is a description of the *Broin II* cases against RJR Tobacco and B&W that went to trial, were decided, remained on appeal or were otherwise pending, since January 1, 2006.

In *Janoff v. Philip Morris, Inc.*, a Florida state court jury found in favor of the defendants, including RJR Tobacco and B&W, on September 5, 2002. The judge granted the plaintiff's motion for a new trial on January 8, 2003. The defendants appealed to the Florida Third District Court of Appeal, which, on October 27, 2004, affirmed the trial court's order. The defendants filed a notice of intent to invoke the discretionary jurisdiction of the Florida Supreme Court on June 17, 2005. On November 1, 2005, the Florida Supreme Court refused to hear the case. At this time, the plaintiff has not indicated whether the case will be retried.

In *Swaty v. Philip Morris, Inc.*, a Florida state court jury found in favor of the defendants, including RJR Tobacco and B&W, on May 3, 2005. The plaintiff filed a notice of appeal on July 21, 2005. Oral argument occurred on October 18, 2006. A decision is pending.

Class-Action Suits

Overview

As of October 13, 2006, 20 class-action cases were pending in the United States against RJR Tobacco or its affiliates or indemnitees, including B&W. In May 1996, in *Castano v. American Tobacco Co.*, the Fifth Circuit Court of Appeals overturned the certification of a nationwide class of persons whose claims related to alleged addiction to tobacco products. Since this ruling by the Fifth Circuit, most class-action suits have sought certification of statewide, rather than nationwide, classes. Class-action suits based on claims similar to those asserted in *Castano* or claims that class members are at a greater risk of injury or injured by the use of tobacco or exposure to ETS are pending against RJR Tobacco and its affiliates and indemnitees, including B&W, in state or federal courts in California, Florida, Illinois, Louisiana,

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Minnesota, Missouri, New York, Oregon, Washington, West Virginia and the District of Columbia. Cases in which classes have been certified or class certification decisions are pending are discussed below.

The pending class-actions against RJR Tobacco or its affiliates or indemnitees, including B&W, include 11 cases alleging that the use of the term "lights" constitutes unfair and deceptive trade practices under state law or violates the federal RICO statute. Such suits are pending in state or federal courts in Florida, Illinois, Louisiana, Minnesota, Missouri, New York and Washington. Each of these cases is discussed below.

Finally, certain third-party payers have filed health-care cost recovery actions in the form of class-actions. These cases are discussed separately below.

Few smoker class-action complaints have been certified or, if certified, have survived on appeal. Eighteen federal courts, including two courts of appeals, and most state courts that have considered the issue have rejected class certification in such cases. Apart from the *Castano* case discussed above, only two federal district courts have certified a smoker class action — *In re Simon (II) Litigation* and *Schwab [McLaughlin] v. Philip Morris USA, Inc.*, discussed below, both of which were filed in the U.S. District Court for the Eastern District of New York. In *Simon (II)*, on September 19, 2002, the court certified a nationwide mandatory, non-opt-out punitive damages class. On February 14, 2003, the U.S. Court of Appeals for the Second Circuit granted the defendants' petition to review the class certification decision. On May 6, 2005, the Second Circuit, in a unanimous opinion, decertified the class. On August 8, 2005, the Second Circuit denied plaintiffs' petition for rehearing and remanded the case for further proceedings to the District Court. On March 20, 2006, the court entered final judgment dismissing the case. The class did not appeal. On February 10, 2003, in *Simms v. Philip Morris, Inc.*, the U.S. District Court for the District of Columbia denied certification of a proposed nationwide class of smokers who purchased cigarettes while underage. The plaintiffs have filed several motions for reconsideration of the order that denied class certification. The case has been stayed pending resolution of the *U.S. Department of Justice* case described below.

Medical Monitoring and Smoking Cessation Cases

Classes have been certified in several state court class-action cases in which either RJR Tobacco or B&W is a defendant. On November 5, 1998, in *Scott v. American Tobacco Co.*, a Louisiana state appeals court affirmed the certification of a medical monitoring or smoking cessation class of Louisiana residents who were smokers on or before May 24, 1996. Opening statements occurred on January 21, 2003. On July 28, 2003, the jury returned a verdict in favor of the defendants, including RJR Tobacco and B&W, on the plaintiffs' claim for medical monitoring and found that cigarettes were not defectively designed. However, the jury also made certain findings against the defendants on claims relating to fraud, conspiracy, marketing to minors and smoking cessation. Notwithstanding these findings, this portion of the trial did not determine liability as to any class member or class representative. What primarily remained in the case was a class-wide claim that the defendants, including RJR Tobacco and B&W, pay for a program to help people stop smoking. On March 31, 2004, phase two of the trial began to address only the scope and cost of smoking cessation programs. On May 21, 2004, the jury returned a verdict in the amount of $591 million on the class's claim for a smoking cessation program. On September 29, 2004, the defendants posted a $50 million bond (pursuant to legislation that limits the amount of the bond to $50 million collectively for MSA signatories) and noticed their appeal. RJR Tobacco posted $25 million (i.e., the portions for RJR Tobacco and B&W) towards the bond. Oral argument occurred on April 12, 2006. The parties filed post-argument briefs on April 28, 2006. A decision is pending.

In addition to the *Scott* case, two other medical monitoring class-actions have been brought against RJR Tobacco, B&W, and other cigarette manufacturers. In *Blankenship v. American Tobacco Co.*, the first tobacco-related medical monitoring class action to be certified and to reach trial, a West Virginia state court jury found in favor of RJR Tobacco, B&W and other cigarette manufacturers on November 14, 2001. The West Virginia Supreme Court affirmed the judgment on May 6, 2004. In *Lowe v. Philip Morris, Inc.*, an Oregon state court judge dismissed the complaint on November 4, 2003, for failure to state a claim. The plaintiffs appealed, and on September 6, 2006, the Court of Appeals affirmed the trial court's dismissal of the plaintiffs' complaint. On October 11, 2006, the plaintiffs filed a motion for extension of time, until November 11, 2006, to file a petition for review with the Oregon Supreme Court.

Engle Case

Trial began in July 1998 in Florida state court in *Engle v. R. J. Reynolds Tobacco Co.*, in which a class consisting of Florida residents, or their survivors, alleges diseases or medical conditions caused by their alleged "addiction" to cigarettes. On July 7, 1999, the jury found against RJR Tobacco, B&W and the other cigarette-manufacturer defendants

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

in the initial phase, which included common issues related to certain elements of liability, general causation and a potential award of, or entitlement to, punitive damages.

The second phase of the trial, which consisted of the claims of three of the named class representatives, began on November 1, 1999. On April 7, 2000, the jury returned a verdict against all the defendants. It awarded plaintiff Mary Farnan $2.85 million, the estate of plaintiff Angie Della Vecchia $4.023 million and plaintiff Frank Amodeo $5.831 million.

The trial court also ordered the jury in the second phase of the trial to determine punitive damages, if any, on a class-wide basis. On July 14, 2000, the jury returned a punitive damages verdict in favor of the "Florida class" of approximately $145 billion against all the defendants, with approximately $36.3 billion and $17.6 billion being assigned to RJR Tobacco and B&W, respectively.

On November 6, 2000, the trial judge denied all post-trial motions and entered judgment. In November 2000, RJR Tobacco and B&W posted appeal bonds in the amount of $100 million each, the maximum amount required pursuant to a Florida bond cap statute enacted on May 9, 2000, and intended to apply to the *Engle* case, and initiated the appeals process. On May 21, 2003, Florida's Third District Court of Appeal reversed the trial court's final judgment and remanded the case to the Miami-Dade County Circuit Court with instructions to decertify the class. The class appealed, and the Florida Supreme Court accepted the case on May 12, 2004.

On July 6, 2006, the court issued its decision. The court affirmed the dismissal of the punitive damages award and decertified the class, on a going-forward basis. The court preserved a number of classwide findings from Phase I of the trial, including that cigarettes can cause certain diseases, that nicotine is addictive and that defendants placed defective and unreasonably dangerous cigarettes on the market, and authorized class members to avail themselves of those findings in individual lawsuits, provided they commence those lawsuits within one year of the date the court's decision becomes final. The court specified that the class is confined to those Florida residents who developed smoking-related illnesses that "manifested" themselves on or before November 21, 1996. In addition, the court reinstated the compensatory damages awards of $2.85 million to Mary Farnan and $4.023 million to Angie Della Vecchia, but ruled that the claims of Frank Amodeo were barred by the statute of limitations. Finally, the court reversed the Third District Court of Appeal's 2003 ruling that class counsel's improper statements during trial required reversal.

On August 7, 2006, RJR Tobacco and the other defendants filed a rehearing motion arguing, among other things, that the findings from the *Engle* trial are not sufficiently specific to serve as the basis for further proceedings and that the Florida Supreme Court's application of the class-action rule denies defendants due process. On the same day, the plaintiffs also filed a rehearing motion arguing that some smokers who became sick after November 21, 1996, and who are therefore not class members, should nevertheless have the statute of limitations tolled since they may have refrained from filing suit earlier in the mistaken belief that they were *Engle* class members. Briefing is complete. In the event the decision of the Florida Supreme Court in *Engle* stands, RAI anticipates that it is likely that individual case filings in Florida would increase.

RJR Tobacco and/or B&W have been named as a defendant(s) in several individual cases filed by members of the *Engle* class. One such case, *Lukacs v. Philip Morris, Inc.*, was tried against Philip Morris, Liggett and B&W, and resulted in a verdict for the plaintiffs on June 11, 2002. The Florida state court jury awarded the plaintiffs a total of $37.5 million in compensatory damages. The jury assigned 22.5% fault to B&W, 72.5% fault to the other defendants and 5% fault to plaintiff John Lukacs. On April 1, 2003, the Miami-Dade County Circuit Court granted in part the defendants' motion for remittitur and reduced the jury's award to plaintiff Yolanda Lukacs, on the loss of consortium claim, from $12.5 million to $0.125 million decreasing the total award to $25.125 million. On August 2, 2006, the plaintiff filed a motion for entry of partial judgment and notice of jury trial on punitive damages. Trial was scheduled to begin on November 27, 2006; however, on September 27, 2006, the trial court granted the defendants' motion to strike as premature the plaintiffs' motions and removed the case from the trial calendar.

California Business and Professions Code Cases

On November 30, 2000, in *Daniels v. Philip Morris Cos., Inc.*, a San Diego Superior Court judge, based on a California unfair business practices statute, certified a class consisting of all persons who, as California resident minors, smoked one or more cigarettes in California between April 2, 1994 and December 1, 1999. The court granted the defendants' motions for summary judgment on preemption and First Amendment grounds and dismissed the action on October 21, 2002. On October 6, 2004, the California Court of Appeal affirmed the trial court. On February 16, 2005,

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

the California Supreme Court granted the plaintiffs' petition for review. Briefing is complete. Oral argument has not been scheduled.

On April 11, 2001, in *Brown v. American Tobacco Co., Inc.*, the same judge in San Diego granted in part the plaintiffs' motion for certification of a class composed of residents of California who smoked at least one of the defendants' cigarettes from June 10, 1993 through April 23, 2001, and who were exposed to the defendants' marketing and advertising activities in California. Certification was granted as to the plaintiffs' claims that the defendants violated § 17200 of the California Business and Professions Code pertaining to unfair competition. The court, however, refused to certify the class under the California Legal Remedies Act and on the plaintiffs' common law claims. Following the November 2004 passage of a proposition in California that changed the law regarding cases of this nature, the defendants filed a motion to decertify the class. On March 7, 2005, the court granted the defendants' motion. The plaintiffs filed a notice of appeal on May 19, 2005. On September 5, 2006, the California Court of Appeals affirmed the judge's order decertifying the class. On October 13, 2006, the plaintiffs filed a petition for review with the California Supreme Court.

"Lights" Cases

As noted above, "lights" class-action cases are pending against RJR Tobacco or B&W in Illinois (2), Missouri (2), Minnesota (2), Louisiana (2), Florida (1), Washington (1) and New York (1).

On November 14, 2001, in *Turner v. R. J. Reynolds Tobacco Co.*, an Illinois state court judge (Madison County) certified a class defined as "[a]ll persons who purchased defendants' Doral Lights, Winston Lights, Salem Lights and Camel Lights, in Illinois, for personal consumption, between the first date that defendants sold Doral Lights, Winston Lights, Salem Lights and Camel Lights through the date the court certifies this suit as a class action...." On June 6, 2003, RJR Tobacco filed a motion to stay the case pending Philip Morris' appeal of the *Price v. Philip Morris Inc.* case, which is discussed below. RJR Tobacco filed an emergency stay/supremacy order request on October 15, 2003. On November 5, 2003, the Illinois Supreme Court granted RJR Tobacco's motion for a stay pending the court's final appeal decision in *Price*. This case includes both RJR Tobacco and RJR as defendants.

On December 18, 2001, in *Howard v. Brown & Williamson Tobacco Corp.*, another Madison County, Illinois state court judge certified a class defined as "[a]ll persons who purchased Defendant's Misty Lights, GPC Lights, Capri Lights and Kool Lights cigarettes in Illinois for personal consumption, from the first date that Defendant sold Misty Lights, GPC Lights, Capri Lights and Kool Lights cigarettes in Illinois through this date." On June 6, 2003, the trial judge issued an order staying all proceedings pending resolution of the *Price v. Philip Morris, Inc.* case, discussed below. The plaintiffs appealed this stay order to the Illinois Fifth District Court of Appeals, which affirmed the Circuit Court's stay order on August 19, 2005.

A "lights" class-action case is pending in the same jurisdiction in Illinois against Philip Morris, *Price v. Philip Morris, Inc.*, formerly known as *Miles v. Philip Morris, Inc.* Trial began on January 21, 2003. On March 21, 2003, the trial judge entered judgment against Philip Morris in the amount of $7.1 billion in compensatory damages and $3 billion in punitive damages to the State of Illinois. Based on Illinois law, the bond required to stay execution of the judgment was set initially at $12 billion. Because of the difficulty of posting a bond of that magnitude, Philip Morris pursued various avenues of relief from the $12 billion bond requirement. On April 14, 2003, the trial judge reduced the amount of the bond. He ordered the bond to be secured by $800 million, payable in four equal quarterly installments beginning in September 2003, and a pre-existing $6 billion long-term note to be placed in escrow pending resolution of the case. The plaintiffs appealed the judge's decision to reduce the amount of the bond. On July 14, 2003, the appeals court ruled that the trial judge exceeded his authority in reducing the bond and ordered the trial judge to reinstate the original bond. On September 16, 2003, the Illinois Supreme Court ordered that the reduced bond be reinstated and agreed to hear Philip Morris' appeal without need for intermediate appellate court review. On December 15, 2005, the Illinois Supreme Court reversed the lower state court's decision and sent the case back to the lower court with instructions to dismiss the case. On May 8, 2006, the plaintiffs filed a motion to stay mandate until final disposition of their petition for certiorari to the U.S. Supreme Court. The motion was granted on May 19, 2006. On October 2, 2006, the plaintiffs filed their petition for writ of certiorari. In the event RJR Tobacco and its affiliates or indemnitees, including B&W, lose the *Turner* or *Howard* cases, or one or more of the other pending "lights" class action suits, RJR Tobacco could face similar bonding difficulties depending upon the amount of damages ordered, if any, which could have a material adverse effect on RJR Tobacco's, and consequently RAI's, results of operations, cash flows or financial condition.

Schwab [McLaughlin] v. Philip Morris USA, Inc., a nationwide "lights" class-action, was filed on May 11, 2004, in the U.S. District Court for the Eastern District of New York, against RJR Tobacco and B&W, as well as other tobacco

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

manufacturers. The plaintiffs' motion for class certification and summary judgment motions by both sides were heard in September 2005. Although trial was scheduled to commence in January 2006, the court decided to permit several months of additional discovery before deciding the class certification issue. The defendants' motions for summary judgment, the plaintiffs' supplemental brief in support of class certification and various other motions were filed on June 9, 2006. On September 25, 2006, the court issued its decision, among other things, granting class certification and setting a trial date of January 22, 2007. On October 6, 2006, the defendants filed a petition asking the U.S. Court of Appeals for the Second Circuit to review the class certification ruling. The defendants also filed a motion to stay the case pending resolution of the proposed interlocutory appeal. On October 24, 2006, the court of appeals ordered a temporary stay of all pretrial and trial proceedings pending the disposition of the motion to stay and the petition requesting that the court review the certification decision.

A "lights" class-action case is pending against each of RJR Tobacco and B&W in Missouri. On December 31, 2003, in *Collora v. R. J. Reynolds Tobacco Co.*, a Missouri state court judge in St. Louis certified a class defined as "[a]ll persons who purchased Defendants' Camel Lights, Camel Special Lights, Salem Lights and Winston Lights cigarettes in Missouri for personal consumption between the first date the Defendants placed their Camel Lights, Camel Special Lights, Salem Lights and Winston Lights cigarettes into the stream of commerce through the date of this Order." On January 14, 2004, RJR and RJR Tobacco, the only named defendants, removed this case to the U.S. District Court for the Eastern District of Missouri. On September 30, 2004, the case was remanded to the Circuit Court for the City of St. Louis. On September 23, 2005, RJR Tobacco again removed the case to the U.S. District Court for the Eastern District of Missouri, based on the U.S. Court of Appeals for the Eighth Circuit's August 25, 2005 decision in *Watson v. Philip Morris Companies, Inc.*, which upheld the federal officers removal statute as a basis for removal in "lights" cases. The plaintiffs' motion to remand was granted on April 18, 2006.

In *Black v. Brown & Williamson Tobacco Corp.*, B&W removed the case to the U.S. District Court for the Eastern District of Missouri on September 23, 2005. On October 25, 2005, the plaintiffs filed a motion to remand, which was granted on March 17, 2006.

RJR Tobacco and B&W, respectively, removed two Louisiana "lights" class-actions to federal court. In *Harper v. R. J. Reynolds Tobacco Co.*, on January 27, 2005, the federal judge denied the plaintiffs' motions to remand. The plaintiffs appealed the denial of the motion, and on July 17, 2006, the Fifth Circuit Court of Appeals affirmed the district court's order. On June 17, 2005, RJR Tobacco filed a motion for summary judgment based on federal preemption. In *Brown v. Brown & Williamson Tobacco Corp.*, B&W filed a similar motion for summary judgment on July 5, 2005. On September 14, 2005, the court granted the motion in part by dismissing with prejudice the plaintiffs' Louisiana Unfair Trade and Consumer Protection Act claims. The remainder of the motion was denied. On December 2, 2005, the judge denied B&W's motion for reconsideration, but certified the case for interlocutory appeal. On February 10, 2006, the U.S. Court of Appeals for the Fifth Circuit granted B&W's petition to appeal. Oral argument has been tentatively scheduled for the week of December 4, 2006.

In *Dahl v. R. J. Reynolds Tobacco Co.*, a Minnesota state court judge dismissed the case on May 11, 2005, because the "lights" claims are preempted by the Federal Cigarette Labeling and Advertising Act. On July 11, 2005, the plaintiffs filed a notice of appeal with the Minnesota Court of Appeals for the Fourth Judicial District. During the pendency of the appeal, RJR Tobacco removed the case to the U.S. District Court for the District of Minnesota, based on *Watson v. Philip Morris Companies, Inc.* (described above). On October 17, 2005, the plaintiffs filed a motion to remand, which was denied on February 14, 2006. On March 7, 2006, the parties requested that the case be transferred to the U.S. Court of Appeals for the Eighth Circuit, which was granted on March 9, 2006. The plaintiffs may address the remand decision in the appeal of the preemption ruling. Briefing is complete. Oral argument has not been scheduled.

In *Thompson v. R. J. Reynolds Tobacco Co.*, also pending in Minnesota, RJR Tobacco removed the case on September 23, 2005 to the United States District Court for the District of Minnesota, also based on *Watson v. Philip Morris Companies, Inc.* On October 21, 2005, the plaintiffs filed a motion to remand, which was denied on February 14, 2006. On August 7, 2006, the parties filed a stipulation to stay the case pending resolution of the appeal in *Dahl v. R. J. Reynolds Tobacco Co.*

In *Huntsberry v. R. J. Reynolds Tobacco Co.*, pending in the state of Washington, the plaintiffs' motion for class certification was denied on April 21, 2006. On September 18, 2006, the plaintiffs' motion for discretionary review was denied. The plaintiffs filed a motion to modify the ruling with the Washington Court of Appeals on October 17, 2006. Finally, in *Rios v. R. J. Reynolds Tobacco Co.*, pending in the state of Florida, the case is dormant pending plaintiffs' counsel's attempt to appeal the Florida Fourth District Court of Appeal's decertification in *Hines v. Philip Morris, Inc.*

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Broin Settlement

RJR Tobacco, B&W and other cigarette manufacturer defendants settled one class-action suit, *Broin v. Philip Morris, Inc.*, in October 1997. This case had been brought in Florida state court on behalf of all flight attendants of U.S. airlines alleged to be suffering from diseases or ailments caused by exposure to ETS in airplane cabins. The settlement agreement required the participating tobacco companies to pay a total of $300 million in three annual $100 million installments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of $49 million for the plaintiffs' counsel's fees and expenses. RJR Tobacco's portion of these payments was approximately $86 million; B&W's portion of these payments was approximately $57 million. The settlement agreement bars class members from bringing aggregate claims or obtaining punitive or exemplary damages and also bars individual claims to the extent that they are based on fraud, misrepresentation, conspiracy to commit fraud or misrepresentation, RICO, suppression, concealment or any other alleged intentional or willful conduct. The defendants agreed that, in any individual case brought by a class member, the defendant will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as "general causation." With respect to all other issues relating to liability, including whether an individual plaintiff's disease was caused by his or her exposure to ETS in aircraft cabins, referred to as "specific causation," the individual plaintiff will have the burden of proof. Florida's Third District Court of Appeal denied various challenges to this settlement on March 24, 1999, and subsequently denied motions to reconsider. On September 7, 1999, the Florida Supreme Court approved the settlement. The *Broin II* cases, discussed above, arose out of the settlement of this case.

Governmental Health-Care Cost Recovery Cases

MSA and Other State Settlement Agreements

In June 1994, the Mississippi attorney general brought an action, *Moore v. American Tobacco Co.*, against various industry members, including RJR Tobacco and B&W. This case was brought on behalf of the state to recover state funds paid for health care and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. Most other states, through their attorneys general or other state agencies, sued RJR Tobacco, B&W and other U.S. cigarette manufacturers based on similar theories. The cigarette manufacturer defendants, including RJR Tobacco and B&W, settled the first four of these cases scheduled for trial — Mississippi, Florida, Texas and Minnesota — by separate agreements with each such state.

On November 23, 1998, the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, entered into the MSA with attorneys general representing the remaining 46 states, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Marianas. The MSA became effective on November 12, 1999, and settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and contained releases of various additional present and future claims.

In the settling jurisdictions, the MSA released RJR Tobacco, B&W, and their affiliates and indemnitees, including RAI, from:

- all claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
- all monetary claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

Set forth below are tables depicting the unadjusted tobacco industry settlement payment schedule and the settlement payment schedule for RAI's operating subsidiaries under the MSA and other state settlement agreements and related information for 2004 and beyond:

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Unadjusted Original Participating Manufacturers' Settlement Payment Schedule

	2004	2005	2006	2007	2008	2009	2010 and thereafter
First Four States' Settlements: (1)							
Mississippi Annual Payment	$ 136	$ 136	$ 136	$ 136	$ 136	$ 136	$ 136
Florida Annual Payment	440	440	440	440	440	440	440
Texas Annual Payment	580	580	580	580	580	580	580
Minnesota Annual Payment	204	204	204	204	204	204	204
Remaining States' Settlement:							
Annual Payments(1)	7,004	7,004	7,004	7,004	7,143	7,143	7,143
Additional Annual Payments (through 2017)(1)	—	—	—	—	861	861	861
Base Foundation Funding	25	25	25	25	25	—	—
Growers' Trust (through 2010) (2)	500	500	500	500	500	295	295
Offset by federal tobacco buyout (2)	—	(500)	(500)	(500)	(500)	(295)	(295)
Minnesota Blue Cross and Blue Shield	—	—	—	—	—	—	—
Total	$8,889	$8,389	$ 8,389	$ 8,389	$ 9,389	$ 9,364	$ 9,364

RAI's Operating Subsidiaries' Settlement Expenses and Payment Schedule

	2004	2005	2006	2007	2008	2009	2010 and thereafter
RJR Tobacco's settlement expenses(3)	$2,169	$2,583	—	—	—	—	—
RJR Tobacco's cash payments(3)	$2,037	$2,718	—	—	—	—	—
Other operating subsidiaries' settlement expenses	$ 14	$ 17	—	—	—	—	—
Other operating subsidiaries' cash payments	$ 9	$ 14	—	—	—	—	—
RJR Tobacco's projected settlement expenses	—	—	>$2,550	>$2,700	>$2,700	>$2,700	>$2,700
RJR Tobacco's projected cash payments	—	—	>$2,600	>$2,550	>$2,700	>$2,700	>$2,700

(1) Subject to adjustments for changes in sales volume, inflation and other factors. All payments are to be allocated among the companies on the basis of relative market share.

(2) The Growers' Trust payments scheduled to expire in 2010 will be offset by obligations resulting from the federal tobacco buyout legislation, not included in this table, signed in October 2004. See "—Tobacco Buyout Legislation."

(3) These amounts do not include expenses or payments made in connection with B&W's brands prior to July 30, 2004.

The MSA also contains provisions restricting the marketing of cigarettes. Among these provisions are restrictions or prohibitions on the use of cartoon characters, brand-name sponsorships, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying. The MSA also required the dissolution of three industry-sponsored research and trade organizations.

The MSA and other state settlement agreements have materially adversely affected RJR Tobacco's shipment volumes.

RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial condition of RAI and RJR Tobacco in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and discount categories, RJR Tobacco's share of the domestic premium and discount cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the MSA and other state settlement agreements.

Department of Justice Case

On September 22, 1999, the U.S. Department of Justice brought an action against RJR Tobacco, B&W and other tobacco companies in the U.S. District Court for the District of Columbia. The government initially sought to recover federal funds expended by the federal government in providing health care to smokers who have developed diseases and injuries alleged to be smoking-related. In addition, the government sought, pursuant to the civil provisions of RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering "enterprise." In September 2000, the court dismissed the government's claims asserted under the Medical Care Recovery Act as well as

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

those under the Medicare Secondary Payer provisions of the Social Security Act, but did not dismiss the RICO claims. In February 2005, the U.S. Court of Appeals for the District of Columbia ruled that disgorgement is not an available remedy in this case. The government's petition for rehearing was denied in April 2005, and its petition for writ of certiorari with the U.S. Supreme Court was denied in October 2005. The bench (non-jury) trial began in September 2004, and closing arguments concluded on June 10, 2005.

On August 17, 2006, the court found the defendants liable for the RICO claims, but did not impose any direct financial penalties. The court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organizations, making representations concerning smoking and health and youth marketing, and using certain brand descriptors such as "low tar," "light," "ultra light," "mild" and "natural." The court also ordered defendants to issue "corrective communications" on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. The court also placed restrictions on the ability of the defendants to dispose of certain assets for use in the United States unless the transferee agrees to abide by the terms of the court's order. The order also requires the defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with the case.

The defendants, including RJR Tobacco, filed notices of appeal to the U.S. Court of Appeals for the District of Columbia on September 11, 2006. The government filed its notice of appeal on October 16, 2006. In addition, the defendants, including RJR Tobacco, filed joint motions asking the district court to clarify and to stay its order pending defendants' appeal. On September 28, 2006, the district court denied defendants' motion to stay. On September 29, 2006, the defendants, including RJR Tobacco, filed a motion asking the court of appeals to stay the district court's order pending the defendants' appeal. The court granted the motion on October 31, 2006.

The stay of the district court's order suspends the enforcement of the order pending the outcome of defendants' appeal. RJR Tobacco does not know the timing of an appellate decision or, if the order is affirmed, the compliance deadlines that will be imposed. If the order is affirmed without modification, then RJR Tobacco believes that certain provisions of the order (such as the ban on certain brand style descriptors and the corrective advertising requirements) would have adverse business effects on the marketing of RJR Tobacco's current product portfolio and that such effects could be material. Also, if the order is affirmed, then RJR Tobacco would incur costs in connection with complying with the order (such as the costs of changing its current packaging to conform to the ban on certain brand descriptors and the costs of corrective communications). Given the uncertainty over the timing and substance of an appellate decision, RJR Tobacco currently is not able to estimate reasonably the costs of such compliance. Moreover, if the order is ultimately affirmed and RJR Tobacco were to fail to comply with the order on a timely basis, then RJR Tobacco could be subject to substantial monetary fines or penalties.

Local Government Cases

Some local government entities have filed lawsuits based largely on the same theories and seeking the same relief as the state attorneys general cases. All of the cases filed by local governments have been dismissed. As of October 13, 2006, no such cases were pending.

International Cases

A number of foreign countries have filed suit in state and federal courts in the U. S. against RJR Tobacco, B&W and other tobacco industry defendants to recover funds for health-care, medical and other assistance paid by those foreign governments to their citizens. In *Venezuela v. Philip Morris Cos., Inc.*, Florida's Third District Court of Appeal affirmed the trial court's dismissal on October 1, 2002. The Florida Supreme Court declined Venezuela's petition for review. The court further indicated that it would not entertain a motion for rehearing. In light of the Venezuela decision, on August 25, 2003, the Circuit Court of Miami-Dade County, Florida, granted the defendants' motion for judgment on the pleadings in two additional cases brought by foreign sovereigns — *Republic of Tajikistan v. Brooke Group Ltd., Inc.* and *State of Tocantins, Brazil v. Brooke Group Ltd., Inc.* This ruling led 22 other foreign nations to dismiss their cases.

There are two health-care reimbursement cases currently pending against RJR Tobacco and its affiliates or indemnitees, including B&W, in the U. S. In the *Republic of Panama v. The American Tobacco Co.* and *State of Sao Paulo v. The American Tobacco Co.*, the cases, originally filed in Louisiana, were consolidated and then dismissed by the trial court on the basis that Louisiana is not an appropriate forum. These plaintiffs filed new cases in the Superior Court for the State of Delaware in and for New Castle County on July 19, 2005. On July 13, 2006, the Delaware Superior Court granted the defendants' motion to dismiss. The plaintiffs filed notices of appeal to the Delaware Supreme Court on July 19, 2006. On August 28, 2006, the appeals were consolidated. Briefing is complete.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Two health-care reimbursement cases are pending against RJR Tobacco or B&W outside the United States, one in each of Canada and Israel. Other foreign governments and entities have stated that they are considering filing such actions in the United States.

On November 12, 1998, the government of British Columbia enacted legislation creating a civil cause of action permitting the government to directly recoup the costs of health-care benefits incurred for B.C. residents arising from tobacco-related disease. The government's subsequent suit against Canadian defendants and foreign defendants (including RJR Tobacco) was dismissed in February 2000, when the B.C. Supreme Court ruled that the legislation was unconstitutional and set aside service ex juris against the foreign defendants for that reason. The government then enacted a revised statute and brought a new action. In response to motions of certain defendants challenging, among other things, the constitutionality of the new statute, the court, in June 2003, dismissed the government's action and set aside service ex juris. The government appealed. On May 20, 2004, the Court of Appeal held that the statute was constitutionally valid and remitted the ex juris motions to the trial court for further consideration. On June 23, 2005, the trial court found that service was proper. On July 19, 2005, RJR Tobacco filed its notice of appeal of this ruling. On September 28, 2005, the Supreme Court, in response to motions of certain defendants, ruled that the statute is constitutionally valid. On September 15, 2006, the B.C. Court of Appeal unanimously ruled that the foreign defendants served ex juris are subject to British Columbia law, allowing the government to proceed with its lawsuit against them. The ex juris defendants can apply for leave to appeal the judgment to the Supreme Court of Canada on or before November 14, 2006.

On September 1, 1998, the General Health Services filed a statement of claim against certain cigarette manufacturers, including RJR Tobacco and B&W, in the District Court of Jerusalem, Israel. In 2002, the plaintiff obtained leave to serve RJR Tobacco and B&W outside the jurisdiction. On behalf of RJR Tobacco, JTI filed a motion challenging the grant of leave, which was denied. JTI appealed the decision to the Supreme Court. A hearing occurred on February 14, 2005, and a decision is pending.

Pursuant to the terms of the 1999 sale of RJR Tobacco's international tobacco business, JTI assumed RJR Tobacco's liability, if any, in the health-care cost recovery cases brought by foreign countries.

Other Health-Care Cost Recovery and Aggregated Claims Cases

Although the MSA settled some of the most potentially burdensome health-care cost recovery actions, many other such cases have been brought by other types of plaintiffs. Unions, groups of health-care insurers, a private entity that purported to self-insure its employee health-care programs, Native American tribes, hospitals, universities, taxpayers and senior associations have advanced claims similar to those found in the governmental health-care cost recovery actions. These cases largely have been unsuccessful on remoteness grounds, which means that one who pays an injured person's medical expenses is legally too remote to maintain an action against the person allegedly responsible for the injury.

As of October 13, 2006, three other health-care cost recovery cases were pending in the U. S. against RJR Tobacco, B&W, as its indemnitee, or both, discussed below.

Union Cases

As of October 13, 2006, there were no pending lawsuits by union trust funds against cigarette manufacturers.

Numerous trial court judges have dismissed union trust fund cases on remoteness grounds. The first and only union case to go to trial to date was *Iron Workers Local No. 17 v. Philip Morris, Inc.*, which was tried in federal court in Ohio. On March 18, 1999, the jury returned a unanimous verdict for the defendants, including RJR Tobacco and B&W. The plaintiffs dismissed their appeal of the verdict.

Since March 1999, the U.S. Courts of Appeals for the Second, Third, Fifth, Seventh, Eighth, Ninth, Eleventh and District of Columbia Circuits all have ruled in favor of the tobacco industry in similar union cases. The U.S. Supreme Court has denied petitions for certiorari filed by unions in cases from the Second, Third, Ninth and District of Columbia Circuits.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Native American Tribe Cases

As of October 13, 2006, one Native American tribe case was pending before a tribal court in South Dakota against RJR Tobacco and B&W, *Crow Creek Sioux Tribe v. American Tobacco Co.* The case is dormant at this time.

Hospital Cases

As of October 13, 2006, one case brought by one or more hospitals was pending against cigarette manufacturers, including RJR Tobacco and B&W: *City of St. Louis v. American Tobacco Co., Inc.*, pending in the Circuit Court of the City of St. Louis, Missouri. This case seeks recovery of costs expended by hospitals on behalf of patients who suffer, or have suffered, from illnesses allegedly resulting from the use of cigarettes. On June 28, 2005, the court granted defendants' motion for summary judgment as to claims for damages which accrued prior to November 16, 1993. The claims for damages which accrued after November 16, 1993, are still pending. On March 7, 2006, the defendants filed a motion to transfer the case to the court en banc and to appoint five special judges to enable the case to be heard by a full seven member court, which was denied on March 13, 2006. The case is in discovery.

Other Cases

On August 4, 2005, the United Seniors Association filed a case against the major U.S. cigarette manufacturers, including RJR Tobacco and B&W, in the U.S. District Court for the District of Massachusetts. The case seeks to recover for the Medicare program all of the expenditures that the Medicare program made from August 4, 1999, to present for the health care services rendered to Medicare's beneficiaries for the treatment of diseases attributable to smoking. On October 24, 2005, the defendants filed a motion to dismiss or, in the alternative, transfer the case to the U.S. District Court for the Middle District of Florida where a virtually identical case against Philip Morris and Liggett has been dismissed. On August 28, 2006, the defendants' motion to dismiss was granted. On September 7, 2006, the plaintiff filed a notice of appeal with the U.S. Court of Appeals for the First Circuit.

Effective August 1, 2005, Minnesota enacted a "health impact fee" that imposes a $0.75 per pack fee on cigarettes, which is in addition to that state's cigarette excise tax of $0.48 per pack. The stated purpose of the health impact fee is "to recover for the state health care costs related to or caused by tobacco use." RJR Tobacco and other cigarette manufacturers filed a motion in Minnesota state court asserting that imposition of the health impact fee violated the terms of the settlement agreement entered into between participating manufacturers and Minnesota in 1998. After a hearing on this motion, the court ruled, on December 20, 2005, that the health impact fee violated the terms of the settlement agreement and was unconstitutional. On December 28, 2005, the state appealed the court's ruling, and on May 16, 2006, the Minnesota Supreme Court held that the health impact fee neither violated the terms of the settlement agreement nor was unconstitutional.

Minnesota's health impact fee also led to the January 2006 filing of a class-action complaint in the Fourth Judicial District of Minnesota State Court on behalf of "consumers of cigarettes and other tobacco products in the State of Minnesota from August 1, 2005 to the present." The class-action complaint named RJR Tobacco and various other entities as defendants, and asserted an unjust enrichment claim, sought the imposition of a constructive trust with respect to the monies collected pursuant to the health impact fee, and requested that these monies "be distributed by the best means practicable to the Class members." This case was transferred to the court presiding over RJR Tobacco's above-referenced motion seeking to enforce the terms of the parties' 1998 settlement agreement. On August 28, 2006, following the ruling by the Minnesota Supreme Court on RJR Tobacco's challenge to the "health impact fee," the plaintiffs voluntarily dismissed this action.

MSA-Enforcement and Validity

As of October 13, 2006, there were 37 cases pending against RJR Tobacco or B&W concerning the enforcement and validity of the MSA and other state settlement agreements. This number includes 34 cases relating to disputed payments under the MSA (discussed below).

On April 7, 2004, a class-action lawsuit, *Sanders v. Philip Morris USA, Inc.*, was filed in the Superior Court of Los Angeles County against RJR, RJR Tobacco, Philip Morris, Altria and B&W. The case was brought on behalf of California residents who purchased cigarettes in California from April 2, 2000 to the present. The plaintiff generally alleged that the MSA was anticompetitive in that the defendants used the terms of the MSA to reduce competition and to raise the price of cigarettes. The plaintiff voluntarily dismissed this state court case, and on June 9, 2004, filed a new

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

action in the U.S. District Court for the Northern District of California. The defendants are RJR Tobacco, B&W, Philip Morris, Lorillard and Bill Lockyer, in his capacity as Attorney General for the State of California. The plaintiff asserts claims for declaratory and injunctive relief based on preemption and Supremacy Clause grounds (alleging that the MSA supposedly is inconsistent with the federal antitrust laws), for injunctive relief based on claimed violations of the Sherman Act, for damages and injunctive relief based on claimed violations of California's state antitrust law (the Cartwright Act), for an accounting of profits based on claimed statutory and common law theories of unfair competition, and for restitution based on claimed unjust enrichment. On March 29, 2005, the U.S. District Court for the Northern District of California granted the defendants' motion to dismiss with prejudice. The plaintiff's notice of appeal was filed on April 18, 2005. Briefing is complete. Oral argument has not been scheduled.

On May 27, 2004, the State of Texas filed a motion to enforce B&W's 1998 settlement agreement with that state. The motion alleges that B&W owes the state approximately $16.4 million in past settlement payments, plus interest, with respect to cigarettes that B&W contract manufactured for Star Tobacco, Inc. The motion also alleges that B&W's entry into the business combination agreement with RJR violates a provision of the Texas settlement agreement that requires all parties to the settlement agreement to consent to its assignment. The motion asks the court to award damages, order an accounting, and prohibit B&W from assigning the settlement agreement without the consent of the state. On March 28, 2005, the U.S. District Court for the District of Texas, Texarkana Division, entered final judgment in favor of B&W. On April 27, 2005, the State of Texas filed a notice of appeal to the U.S. Court of Appeals for the Fifth Circuit. On September 1, 2006, the rulings of the trial court were affirmed by the Court of Appeals.

On March 28, 2005, the National Association of Attorneys General, referred to as NAAG, sent a notice, signed by 40 Attorneys General that one or more of the states intend to initiate proceedings against RJR Tobacco for violating Section III (r) of the MSA, the various Consent Decrees implementing the MSA and/or consumer fraud statutes in various states, all in connection with RJR Tobacco's advertisements for Eclipse cigarettes. After a June 2005 meeting between representatives of RJR Tobacco and NAAG, the Vermont Attorney General filed suit in July 2005, in the Vermont Superior Court alleging that certain Eclipse advertising violated both the MSA and the Vermont Consumer Fraud Statute. The State of Vermont is seeking declaratory, injunctive, and monetary relief. RJR Tobacco has answered the complaint. Discovery is underway. No trial date has been set.

On April 13, 2005, the Mississippi Attorney General notified B&W of its intent to seek approximately $3.9 million in additional payments under the Mississippi Settlement Agreement. The Mississippi Attorney General asserts that B&W failed to report in its net operating profit or its shipments cigarettes manufactured by B&W under contract for Star Tobacco or its parent, Star Scientific, Inc. On April 28, 2005, B&W advised the state that it did not owe the state any money. On August 11, 2005, the Mississippi Attorney General filed a Notice of Violation, Motion to Enforce Settlement Agreement, and Request for an Accounting by Defendant Brown & Williamson Holdings, Inc., formerly known as Brown & Williamson Tobacco Corporation. In this filing, Mississippi estimated that its damages now exceed $5.0 million. This matter is currently in the discovery phase.

On May 17, 2006, the State of Florida filed a motion to enforce the Settlement Agreement, for an Accounting by Brown & Williamson Holdings, Inc., and for Order of Contempt, raising substantially the same issues as raised by the Mississippi Attorney General and seeking approximately $12.4 million in additional payments under the Florida Settlement Agreement, as well as $17.0 million in interest payments. Discovery in this matter is underway.

RJR Tobacco has settled certain cases concerning the enforcement of the MSA and other state settlement agreements. In *California v. R. J. Reynolds Tobacco Co.*, a case involving the placement of advertising in magazines, the trial court, in a decision issued in 2002, found that "although youth may not have been directly targeted...RJR indirectly targeted youth thereby violating the MSA." The parties ultimately settled the case in December, 2004, and RJR Tobacco paid approximately $11.4 million in civil penalties and $5.9 million in attorneys' fees. Additionally, RJR Tobacco agreed to avoid advertising cigarettes in magazines with more than 15% teen readership.

On October 5, 2004, RJR Tobacco and its affiliates and indemnitees, including B&W, settled certain claims alleging that B&W's "Kool Mixx" advertising campaign violated the MSA's prohibitions on youth targeting, placement of tobacco brand names in media and tobacco brand name merchandise. Although the companies admitted no wrongdoing in the settlement agreement, RJR Tobacco paid a total of $1.5 million, $1.46 million of which will be paid to four not-for-profit organizations for youth smoking prevention programs. In addition, RJR Tobacco agreed to certain restrictions on selected elements of marketing support for future Kool Mixx promotions.

Effective October 11, 2006, RJR Tobacco entered into a voluntary agreement with the Attorneys General of 39 states wherein they settled claims that certain Camel, Kool and Salem brand styles with fruit, candy or alcoholic

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beverage names were alleged to violate the MSA's prohibition against taking any action, directly or indirectly, to target youth in the advertising, promotion or marketing of tobacco products. These brand styles accounted for less than one-tenth of one percent of RJR Tobacco's annual cigarette volume and the last of these styles was discontinued earlier in 2006. There were no fines, penalties or fees paid by RJR Tobacco as part of the agreement. The agreement bans the future sale of these brand styles in the United States and contains restrictions on how flavored cigarettes (as defined in the agreement) can be marketed and sold in the future.

The MSA includes an adjustment, referred to as an NPM Adjustment, that potentially reduces RJR Tobacco's and other participating manufacturers' annual payment obligations. Certain requirements must be satisfied before the NPM Adjustment, which relates to a specified market year, is available. An independent auditor designated under the MSA must determine that the participating manufacturers have experienced a certain market share loss to those manufacturers, referred to as NPMs, that do not participate in the MSA, and an independent firm of economic consultants must find that the disadvantages of the MSA were a significant factor contributing to such loss. For 2003, the MSA independent auditor determined that the participating manufacturers suffered a market share loss sufficient to trigger an NPM Adjustment. In March 2006, the independent economic consulting firm issued a final, non-appealable determination that the disadvantages of the MSA were "a significant factor contributing" to the 2003 market share loss. Based on the foregoing determinations, on April 17, 2006, RJR Tobacco placed approximately $647 million of its MSA payment into a disputed payments account, in accordance with a procedure established by the MSA. That amount represented RJR Tobacco's share of the 2003 NPM Adjustment as calculated by the MSA independent auditor.

The settling states contend they have diligently enforced their respective Qualifying Statutes, within the meaning of the MSA, and that RJR Tobacco and other participating manufacturers are not entitled to the 2003 NPM Adjustment. The settling states also contend that this dispute must be resolved by MSA courts in each of the 52 settling states and territories. RJR Tobacco believes that the MSA requires that this dispute be resolved by arbitration before a panel of three former federal judges. Between April 13 and October 13, 2006, 37 of the settling states filed legal proceedings in their respective courts seeking declaratory orders that they diligently enforced their Qualifying Statutes during 2003 and/or orders compelling RJR Tobacco and the other participating manufacturers that placed money in the disputed payments account to pay such disputed amounts to the settling states. (One of these cases has not been served on RJR Tobacco.) RJR Tobacco intends to defend these proceedings vigorously by, among other things, moving to compel arbitration as provided in the MSA.

As of October 13, 2006, 22 out of 23 courts that have addressed the question whether disputes concerning the 2003 NPM Adjustment are arbitrable have ruled that arbitration is required under the MSA.

On September 13, 2006, RJR Tobacco and certain of the other participating manufacturers sent letters to the settling states that had not yet objected to the arbitration noticed by the tobacco manufacturers and/or filed legal proceedings relating to the dispute regarding the 2003 NPM Adjustment in their respective MSA courts. These letters stated that unless the settling states indicated otherwise, the tobacco manufacturers would assume that these settling states would not object to the required arbitration. All but one of the settling states that received these letters responded that they would not agree to submit the dispute to arbitration and would oppose any effort to compel arbitration of the dispute. The tobacco manufacturers have filed motions to compel arbitration in the MSA courts of all of these settling states, except certain of the territories.

On October 12, 2006, the State of New York sent a 30-day notice, signed by twenty-six additional attorneys general, that one or more of these states intended to initiate proceedings seeking declarations construing one or more terms under the MSA. The terms that the signatory states identified relate to the questions presented to the economic consulting firm in the context of the "significant factor proceedings" relating to the expected NPM Adjustment for the year 2004.

Asbestos Contribution Cases

As of October 13, 2006, no lawsuits were pending against RJR Tobacco and B&W in which asbestos companies and/or asbestos-related trust funds allege that they "overpaid" claims brought against them to the extent that tobacco use, not asbestos exposure, was the cause of the alleged personal injuries. The last of those cases, *Fibreboard Corp. v. R. J. Reynolds Tobacco Co.*, pending in state court in California, was dismissed with prejudice on July 28, 2006.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Antitrust Cases

A number of tobacco wholesalers and consumers have sued U.S. cigarette manufacturers, including RJR Tobacco and B&W, in federal and state courts, alleging that cigarette manufacturers combined and conspired to set the price of cigarettes in violation of antitrust statutes and various state unfair business practices statutes. In these cases, the plaintiffs asked the court to certify the lawsuits as class-actions on behalf of other persons who purchased cigarettes directly or indirectly from one or more of the defendants. The federal cases against RJR Tobacco and B&W were consolidated and sent by the Judicial Panel on Multi-District Litigation for pretrial proceedings in the U.S. District Court for the Northern District of Georgia. The court certified a nation-wide class of direct purchasers on January 27, 2001. The court granted the defendants' motion for summary judgment in the consolidated federal cases on July 11, 2002, and the U.S. Court of Appeals for the Eleventh Circuit affirmed that decision on September 22, 2003. As of October 13, 2006, all state court cases on behalf of indirect purchasers have been dismissed, except for two cases pending in Kansas and in New Mexico. The Kansas court granted class certification on November 15, 2001. A New Mexico court granted class certification on May 14, 2003, but granted the defendant's motion for summary judgment on June 30, 2006. On August 14, 2006, the plaintiff filed a notice of appeal to the New Mexico Court of Appeals.

In a gray market trademark suit originally brought by RJR Tobacco in 1999 in the U.S. District Court for the Northern District of Illinois, Cigarettes Cheaper! asserted antitrust counterclaims, alleging that it was denied promotional resources in violation of the Robinson-Patman Act and that RJR Tobacco had violated Section 1 of the Sherman Antitrust Act. On June 25, 2003, the court granted RJR Tobacco's motion for summary judgment on Cigarettes Cheaper!'s counterclaim alleging an illegal conspiracy under the Sherman Antitrust Act, but denied the motion with respect to the counterclaims alleging price discrimination under the Robinson-Patman Act. The court severed RJR Tobacco's trademark claims (including a trademark dilution claim) from the defendants' Robinson-Patman claims. Trial on the trademark claims began on April 25, 2004, and on May 5, 2004, the jury returned a verdict in favor of RJR Tobacco on all counts in the amount of $3.5 million. Trial began on the Robinson-Patman claims on September 14, 2004, and on October 15, 2004, the jury returned a unanimous verdict in favor of RJR Tobacco. On December 8, 2004, the plaintiff appealed to the U.S. Court of Appeals for the Seventh Circuit. On August 24, 2006, the Court of Appeals affirmed the judgment of the district court. On September 7, 2006, the plaintiff filed a petition for rehearing and a petition for rehearing en banc. Both petitions were denied on September 15, 2006.

On February 16, 2000, an antitrust class-action complaint, *DeLoach v. Philip Morris Cos., Inc.*, was brought against RJR Tobacco, B&W and other cigarette manufacturers and others, in the U.S. District Court for the District of Columbia on behalf of a class of all tobacco growers and tobacco allotment holders. The plaintiffs asserted that the defendants conspired to fix the price of tobacco leaf and to destroy the federal government's tobacco quota and price support program. On November 30, 2000, the case was moved to U.S. District Court for the Middle District of North Carolina. In May 2003, the plaintiffs reached a court-approved settlement with B&W and other cigarette manufacturer defendants, but not RJR Tobacco. The settling defendants agreed to pay $210 million to the plaintiffs, of which B&W's share was $23 million, to pay the plaintiffs' attorneys' fees as set by the court, of which B&W's share was $9.8 million, and to purchase a minimum amount of U.S. leaf for ten years, expressed as both a percentage of domestic requirements, with 35% for B&W, and as a minimum number of pounds per year, with 55 million pounds for B&W.

On April 22, 2004, RJR Tobacco and the plaintiffs settled, and the court approved that settlement on March 21, 2005. Under that settlement, RJR Tobacco paid $33 million into a settlement fund, which included costs and attorneys fees. RJR Tobacco also agreed to purchase annually a minimum of 90 million pounds, including the assumed obligation of B&W, of domestic green leaf flue-cured and burley tobacco combined for the next 10 years, beginning with the 2004 crop year. The obligation to purchase leaf was extended an additional year because the federal government eliminated the tobacco price quota and price support program at the end of 2005.

Pursuant to an amended complaint filed in the U.S. District Court for the Eastern District of Tennessee on October 23, 2003, in *Smith Wholesale Co. v. R.J. Reynolds Tobacco Co.*, Smith Wholesale and Rice Wholesale asserted federal antitrust claims in connection with RJR Tobacco's termination of distribution agreements with the plaintiffs. Additional wholesalers, together with the states of Tennessee and Mississippi, have joined the case as plaintiffs. On June 3, 2005, the district court granted summary judgment in RJR Tobacco's favor. On June 23, 2005, the district court dismissed the entire case. On June 23, 2005, the plaintiffs filed a notice of appeal of the summary judgment and dismissal. Oral argument in the U.S. Court of Appeals for the Sixth Circuit occurred on April 21, 2006. RJR Tobacco reached a non-monetary settlement with one wholesaler and with the states of Tennessee and Mississippi on July 22, 2005. RJR Tobacco terminated its distribution agreement with four plaintiffs, and those plaintiffs moved for preliminary injunctions in the district court and court of appeals. The courts denied those motions on November 28 and November

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

29, 2005, respectively. In March 2006, McLane Company, Inc., a distributor and RJR Tobacco's largest customer, acquired one of the remaining wholesaler plaintiffs, whose claim for damages in this case is approximately $3 million.

On January 11, 2006, Smith Wholesale filed another lawsuit against RJR Tobacco and its customer, H.T. Hackney Corp., in Carter County, Tennessee Circuit Court. Smith Wholesale seeks $60 million in damages and a preliminary injunction against RJR Tobacco's termination of Smith Wholesale's direct-buying status. The court has not set a hearing date on the preliminary injunction. The case was removed to federal court on January 26, 2006. RJR Tobacco filed a motion to dismiss on February 13, 2006. On February 21, 2006, the plaintiffs filed, among other things, a motion to remand. On September 28, 2006, the court granted the plaintiff's motion to remand the case to the Circuit Court for Carter County, Tennessee.

Other Litigation and Developments

On January 24, 2003, RJR and RJR Tobacco each were served with a subpoena issued by a federal grand jury sitting in the Southern District of New York. The subpoena seeks the production of documents relating to the sale and distribution of cigarettes in international markets. RJR and RJR Tobacco have responded appropriately to the subpoena and otherwise cooperated with this grand jury investigation. Although this investigation has been dormant for some time now, it remains a pending matter.

By purchase agreement dated May 12, 1999, referred to as the 1999 Purchase Agreement, RJR and RJR Tobacco sold the international tobacco business to Japan Tobacco Inc., referred to as JTI. RJR and RJR Tobacco retained certain liabilities relating to the activities of Northern Brands International, Inc., referred to as Northern Brands, including those relating to a 1998 guilty plea entered in the U.S. District Court for the Northern District of New York, as well as an investigation conducted by the Royal Canadian Mounted Police, referred to as RCMP, for possible violations of Canadian law related to the activities that led to the Northern Brands guilty plea and certain conduct by Stanley Smith, a former executive of RJR-Macdonald, Inc., referred to as RJR-MI, which led to the termination of his severance agreement. Under its reading of the indemnification provisions of the 1999 Purchase Agreement, JTI has requested indemnification for any damages arising out of the matters described below.

- In February 2003, the RCMP filed criminal charges in the Province of Ontario against and purported to serve summonses on JTI-Macdonald Corp., referred to as JTI-MC, Northern Brands, R. J. Reynolds Tobacco International, Inc., referred to as RJR-TI, R. J. Reynolds Tobacco Co. (Puerto Rico), referred to as RJR-PR, and eight individuals associated with RJR-MI and/or RJR-TI during the period January 1, 1991 through December 31, 1996. The charges allege fraud and conspiracy to defraud Canada and the Provinces of Ontario and Quebec in connection with the purchase, sale, export, import and/or re-export of cigarettes and/or fine cut tobacco. In October 2003, Northern Brands, RJR-TI and RJR-PR each challenged both the propriety of the service of the summonses and the jurisdiction of the court. On February 9, 2004, the Superior Court of Justice ruled in favor of these companies. The government filed a notice of appeal from that ruling on February 18, 2004, but has not actively pursued an appeal. A preliminary hearing was commenced on April 11, 2005 for the purpose of determining whether the Canadian prosecutor has sufficient evidence supporting the criminal charges to justify a trial of the defendants that have been properly served to date. A decision is still pending.
- In July 2003, a Statement of Claim was filed against JTI-MC and others in the Superior Court of Justice, Ontario Canada by Leslie and Kathleen Thompson. Mr. Thompson is a former employee of Northern Brands and JTI-MC's predecessor, RJR-MI. Mr. and Mrs. Thompson have alleged breach of contract, breach of fiduciary duty and negligent misrepresentation, among other claims. They are seeking lost wages and other damages, including punitive damages, in an aggregate amount exceeding $12 million.
- On September 18, 2003, RJR, RJR Tobacco, RJR-TI, RJR-PR, and Northern Brands were served with a statement of claim filed in August 2003 by the Attorney General of Canada in the Superior Court of Justice, Ontario, Canada. Also named as defendants are JTI and a number of its affiliates. The statement of claim seeks to recover taxes and duties allegedly not paid as a result of cigarette smuggling and related activities. As filed, the Attorney General's statement of claim seeks to recover $1.5 billion Canadian in compensatory damages and $50 million Canadian in punitive damages, as well as equitable and other forms of relief. (However, in the Companies' Creditor Arrangement Act proceeding described below, the Attorney General amended and increased Canada's claim to $4.3 billion Canadian). The parties have agreed to a stay of all proceedings pending in the Superior Court of Justice, subject to notice by one of the parties that it wishes to terminate the stay.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

- In August 2004, the Quebec Ministry of Revenue (1) issued a tax assessment, covering the period January 1, 1990 through December 31, 1998, against JTI-MC for alleged unpaid duties, penalties and interest in an amount of about $1.36 billion Canadian; (2) issued an order for the immediate payment of that amount; and (3) obtained an ex parte judgment to enforce the payment of that amount. On August 24, 2004, JTI-MC applied for protection under the Companies' Creditor Arrangement Act in the Ontario Superior Court of Justice, Toronto, Canada, referred to as CCAA Proceedings, and the court entered an order staying the Quebec Ministry of Revenue's proceedings against JTI-MC. The stay has been extended to October 31, 2006. In November 2004, JTI-MC filed a motion in the Superior Court, Province of Quebec, District of Montreal, seeking a declaratory judgment to set aside, annul and declare inoperative the tax assessment and all ancillary enforcement measures and to require the Quebec Minister of Revenue to reimburse JTI-MC for funds unduly appropriated, along with interest and other relief. On May 3, 2005, the court in the CCAA Proceedings entered a Crown Claims Bar Order establishing June 27, 2005, as the deadline for Canada, and any of its Provinces and Territories, to assert any individual civil or statutory claim, except criminal claims, against JTI-MC for taxes and revenues owed as a result of Contraband Tobacco Activities, as defined in the Order. As of June 27, 2005, Canada and several Provinces filed Crown claims against JTI-MC in the CCAA Proceedings in the following amounts: Canada ($4.3 billion Canadian); Ontario ($1.5 billion Canadian); New Brunswick ($1.5 billion Canadian); Quebec ($1.4 billion Canadian); British Columbia ($450 million Canadian); Nova Scotia ($326 million Canadian); Prince Edward Island ($75 million Canadian) and Manitoba ($23 million Canadian).

- On November 17, 2004, a Statement of Claim was filed against JTI-MC in the Supreme Court of British Columbia by Stanley Smith, a former executive of RJR-MI, for alleged breach of contract and other legal theories. Mr. Smith is claiming $840,000 Canadian for salary allegedly owed under his severance agreement with RJR-MI, as well as other unspecified compensatory and punitive damages.

In addition, in a letter dated March 31, 2006, counsel for JTI stated that JTI would be seeking indemnification under the 1999 Purchase Agreement for any damages it may incur or may have already incurred arising out of the Southern District of New York grand jury investigation mentioned above, a now-terminated Eastern District of North Carolina grand jury investigation, and various actions filed by the European Community and others in the U.S. District Court for the Eastern District of New York, referred to as the EDNY, against RJR Tobacco and certain of its affiliates on November 3, 2000, August 6, 2001 and October 30, 2002 (see below) and against JTI on January 11, 2002. Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree with JTI as to whether the circumstances relating to any of these matters give rise to any indemnification obligation by RJR and RJR Tobacco. RJR and RJR Tobacco conveyed their position to JTI, and the parties have agreed to resolve their differences at a later time. For further information on the JTI indemnification claims, see "-Other Contingencies and Guarantees" below.

Following the dismissal of a similar complaint filed by the European Community on November 3, 2000, against RJR Tobacco, certain of its affiliates and others, on August 6, 2001, the European Community and ten of its member states filed a civil RICO action against RJR Tobacco, certain of its affiliates and others in the EDNY. This suit generally contended that RJR Tobacco and other tobacco companies may be held responsible under the federal RICO statute, the common law and other legal theories for taxes and duties allegedly unpaid as a result of cigarette smuggling. A similar complaint was filed against B&W and other defendants by various Departments of the Republic of Colombia. On February 25, 2002, the EDNY granted the defendants' motions to dismiss these suits. The U.S. Court of Appeals for the Second Circuit affirmed the dismissals, and, on January 9, 2006, the Supreme Court denied the plaintiffs' petition for a writ of certiorari.

On October 30, 2002, the European Community and ten of its member states filed another complaint in the EDNY against RJR, RJR Tobacco and several currently and formerly related companies. The complaint contains many of the same or similar allegations found in the earlier complaint filed in August 2001 and also alleges that the defendants, together with certain identified and unidentified persons, engaged in money laundering and other conduct violating civil RICO and a variety of common laws. The complaint also alleges that the defendants manufactured cigarettes that were eventually sold in Iraq in violation of U.S. sanctions. The plaintiffs seek compensatory, punitive and treble damages among other types of relief. This matter remains pending, but all proceedings were stayed while the plaintiffs sought review first by the Second Circuit and then by the Supreme Court of the dismissal of their August 2001 complaint (see above). This case remains stayed while the court and the parties work out a scheduling order.

On December 20, 2000, October 15, 2001, and January 9, 2003, RJR Tobacco and the other defendants named in each of the European Community cases mentioned above filed applications in the Court of First Instance in Luxembourg challenging the competency of the European Community to bring each of the actions and seeking an annulment of the decision to bring each of the actions. On January 15, 2003, the Court of First Instance entered a

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

judgment denying the first two applications, principally on the grounds that the filing of the first two complaints did not impose binding legal effects on RJR Tobacco and the other defendants. On March 21, 2003, RJR and its affiliates appealed that judgment to the Court of Justice of the European Communities. The application for annulment filed in connection with the third European Community complaint is still pending before the Court of First Instance, but the court stayed the proceedings pending resolution of the appeals from the January 15, 2003, judgment denying the admissibility of the first two applications. On September 12, 2006, the European Court of Justice upheld the judgment of the Court of First Instance and dismissed the appeals filed by RJR and its affiliates.

RJR Tobacco has been served in two reparations actions brought by descendants of slaves, claiming that the defendants, including RJR Tobacco, profited from the use of slave labor. These two actions have been transferred to the U.S. District Court for the Northern District of Illinois by the Judicial Panel on Multi-District Litigation for coordinated or consolidated pretrial proceedings with other reparation actions. RJR Tobacco is named, but has not been served, in another reparations case. That case was conditionally transferred to the Northern District of Illinois on January 7, 2003, but the plaintiffs contested that transfer, and the Judicial Panel on Multi-District Litigation has not yet issued a final ruling on the transfer. The plaintiffs filed a consolidated complaint on June 17, 2003. On July 18, 2003, the defendants moved to dismiss the plaintiffs' complaint. That motion was granted on January 26, 2004, although the court allowed the plaintiffs to file an amended complaint, which they did on April 5, 2004. In addition, several plaintiffs attempted to appeal the trial court's January 26, 2004 dismissal. Because the dismissal was not a final order, that appeal was dismissed by the U.S. Court of Appeals for the Seventh Circuit. On July 6, 2005, the trial court granted the defendants' motion to dismiss the amended complaint with prejudice. On August 3, 2005, the plaintiffs filed a notice of appeal to the Seventh Circuit. Oral argument occurred on September 27, 2006. A decision is pending.

On June 8, 2001, in *California v. R. J. Reynolds Tobacco Co.*, the Attorney General of the State of California sued RJR Tobacco in California state court alleging that RJR Tobacco violated California state law by distributing free cigarettes and free coupons for discounts on cigarettes on "public grounds," even though the promotions occurred within an "adult-only facility" at a race track and certain festivals. RJR Tobacco answered the complaint on July 19, 2001, asserting that its promotions complied with all laws, including California state law and that this California state law is preempted by the Federal Cigarette Labeling and Advertising Act. On March 29, 2002, the court ruled that RJR Tobacco's distribution of free cigarettes violated the law, but the distribution of free coupons for discounts on cigarettes did not. On April 29, 2002, the judge assessed a civil fine against RJR Tobacco of $14.8 million. On October 30, 2003, the California Court of Appeal, Second Appellate District, affirmed the trial court's decision. On December 22, 2005, the Supreme Court of California affirmed the decision with respect to liability, but remanded the case to the trial court to determine if the fine imposed was excessive under the U.S. Constitution. On January 19, 2006, RJR Tobacco filed a motion to stay issuance of the remittitur pending petition for a writ of certiorari to the U.S. Supreme Court, which was granted on February 1, 2006. The parties settled the case on March 22, 2006. RJR Tobacco agreed to pay a total of $5 million in penalties, fees and costs. After the California Supreme Court approved the settlement, RJR Tobacco paid the settlement amount on June 7, 2006.

On May 23, 2001 and July 30, 2002, Star Scientific, Inc., referred to as Star, filed two patent infringement actions, which have been consolidated, against RJR Tobacco in the U.S. District Court for the District of Maryland. Both patents at issue are entitled "Method of Treating Tobacco to Reduce Nitrosamine Content, and Products Produced Thereby," and bear U.S. Patent Nos. 6,202,649 and 6,425,401. RJR Tobacco has filed counterclaims seeking a declaration that the claims of the two Star patents are invalid, unenforceable and not infringed by RJR Tobacco. Between January 31 and February 8, 2005, the court held a first bench trial on RJR Tobacco's affirmative defense and counterclaim based upon inequitable conduct. The court has not yet issued a ruling on the issue of inequitable conduct. Additionally, in response to the court's invitation, RJR Tobacco filed two summary judgment motions on January 20, 2005, which have been fully briefed by the parties. Furthermore, the court has requested additional briefing on certain claim construction issues. The court has indicated that it will rule on RJR Tobacco's two pending summary judgment motions and the issue of inequitable conduct at the same time. The court has not set a trial date for the remaining issues in the case.

On September 22, 2005, RJR Tobacco filed a case in the U.S. District Court for the Western District of North Carolina against Market Basket Food Stores and other cigarette retailers and wholesalers located in the states of North Carolina, Tennessee, Virginia and Kentucky to stop and remedy the ongoing conspiracy to abuse RJR Tobacco's marketing programs, including the buy-down and coupon programs. The complaint alleged violations of the federal and North Carolina RICO statutes and the North Carolina Unfair and Deceptive Trade Practices Act, along with common law fraud, breach of contract and conspiracy. A motion for preliminary injunction requested that the court enjoin certain defendants from performing the fraudulent acts detailed in the complaint. On August 21, 2006, the court denied the outstanding motions to dismiss in their entirety and lifted the earlier stay of discovery. Discovery began on September 30, 2006. The court has not yet ruled on the motion for preliminary injunction. As of November 2, 2006, RJR Tobacco had settled with five of the 21 defendants.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Finally, in the first quarter of 2005, Commonwealth Brands, Inc., referred to as Commonwealth, was served with two individual smoking and health cases, *Croft v. Akron Gasket* in Cuyahoga County, Ohio, and *Ryan v. Philip Morris, U.S.A., Inc.* in Jay County, Indiana. Commonwealth requested indemnity from RJR Tobacco pursuant to the Asset Purchase Agreement dated July 24, 1996, between Commonwealth and B&W, referred to as the 1996 Purchase Agreement. As a result of the business combination of RJR Tobacco and the U.S. cigarette and tobacco business of B&W, RJR Tobacco agreed to indemnify Commonwealth for these claims to the extent, if any, required by the 1996 Purchase Agreement.

Smokeless Tobacco Litigation

As of October 13, 2006, Conwood is a defendant in eleven actions (nine of which have been served) brought by individual plaintiffs in West Virginia state court seeking damages in connection with personal injuries allegedly sustained as a result of the usage of Conwood's smokeless tobacco products. These actions are pending before the same West Virginia court as the 1,099 consolidated individual smoker cases against RJR Tobacco, B&W, as RJR Tobacco's indemnitee, or both. On December 3, 2001, the court severed the smokeless tobacco defendants, and this litigation has been dormant.

Pursuant to an amended complaint filed in July 2005, Conwood is a defendant in *Vassallo v. United States Tobacco Company*, pending in Florida state court. The individual plaintiff in this case alleges that he sustained personal injuries including addiction and cancer as a result of his use of smokeless tobacco products, allegedly including products manufactured by Conwood. This case is still in its early stages and an answer has not yet been filed.

Tobacco Buyout Legislation

On October 22, 2004, the President signed the Fair and Equitable Tobacco Reform Act of 2004, referred to as FETRA, eliminating the U.S. government's tobacco production controls and price support program. The buyout of tobacco quota holders provided for in FETRA is funded by a direct quarterly assessment on every tobacco product manufacturer and importer, on a market-share basis measured on volume to which federal excise tax is applied. The aggregate cost of the buyout to the industry is approximately $9.9 billion, including approximately $9.6 billion payable to quota tobacco holders and growers through industry assessments over ten years and approximately $290 million for the liquidation of quota tobacco stock. As a result of the tobacco buyout legislation, the MSA Phase II obligations established in 1999 will be continued as scheduled through the end of 2010, but will be offset against the tobacco quota buyout obligations. RAI's operating subsidiaries' annual expense under FETRA, excluding the tobacco stock liquidation assessment, is estimated to be approximately $265 million. RAI's operating subsidiaries incurred $81 million in 2005 related to assessments from quota tobacco stock liquidation. In the first quarter of 2006, a $9 million favorable adjustment was recorded relating to the tobacco stock liquidation assessment. Remaining contingent liabilities for liquidation of quota tobacco stock, if any, will be recorded when an assessment is made. Of the tobacco stock liquidation assessments incurred, approximately $60 million has been paid through the third quarter of 2006, and the remaining $12 million is scheduled to be paid by December 31, 2006.

RAI's operating subsidiaries will record the FETRA assessment on a quarterly basis upon required notification of assessments. RAI's operating subsidiaries estimate that their overall share of the buyout will approximate $2.4 billion to $2.9 billion prior to the deduction of permitted offsets under the MSA. In addition, future market pricing could impact the carrying value of inventory, and adversely affect RJR Tobacco's financial condition and results of operations.

ERISA Litigation

On May 13, 2002, in *Tatum v. The R.J.R. Pension Investment Committee of the R. J. Reynolds Tobacco Company Capital Investment Plan*, an employee of RJR Tobacco filed a class-action suit in the U.S. District Court for the Middle District of North Carolina, alleging that the defendants, RJR, RJR Tobacco, the RJR Employee Benefits Committee and the RJR Pension Investment Committee, violated the Employee Retirement Income Security Act of 1974, referred to as ERISA. The actions about which the plaintiff complains stem from a decision made in 1999 by RJR Nabisco Holdings Corp., subsequently renamed Nabisco Group Holdings Corp., referred to as NGH, to spin off RJR, thereby separating NGH's tobacco business and food business. As part of the spin-off, the 401(k) plan for the previously related entities had to be divided into two separate plans for the now separate tobacco and food businesses. The plaintiff contends that the defendants violated ERISA by not overriding an amendment to RJR's 401(k) plan requiring that, prior to February 1, 2000, the stock funds of the companies involved in the food business, NGH and Nabisco Holdings Corp., referred to as Nabisco, be eliminated as investment options from RJR's 401(k) plan. In his complaint, the plaintiff requests, among

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

other things, that the court require the defendants to pay as damages to the RJR 401(k) plan an amount equal to the subsequent appreciation that was purportedly lost as a result of the liquidation of the NGH and Nabisco funds. On July 29, 2002, the defendants filed a motion to dismiss, which the court granted on December 10, 2003. On January 7, 2004, the plaintiff appealed to the U.S. Court of Appeals for the Fourth Circuit, which, on December 14, 2004, reversed the dismissal of the complaint and remanded the case for further proceedings. On January 20, 2005, the defendants filed a second motion to dismiss on other grounds, which remains pending. On February 6, 2006, the court entered an order staying the ruling on the defendants' motion to dismiss for 60 days beginning on February 8, 2006, to allow the parties to engage in limited discovery. The period of limited discovery has ended. The parties have since filed supplemental briefs regarding the motion to dismiss. On June 6, 2006, the plaintiff filed a motion to amend the complaint to name as party defendants six individuals who were members of the two defendant committees. The defendants have opposed that motion, which remains pending.

Environmental Matters

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJR Tobacco has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial condition of RAI or its subsidiaries.

Regulations promulgated by the U.S. Environmental Protection Agency and other governmental agencies under various statutes have resulted in, and likely will continue to result in, substantial expenditures for pollution control, waste treatment, plant modification and similar activities. RAI and its subsidiaries are engaged in a continuing program to comply with federal, state and local environmental laws and regulations, and dependent upon the probability of occurrence and reasonable estimation of cost, accrue or disclose any material liability. Although it is difficult to reasonably estimate the portion of capital expenditures or other costs attributable to compliance with environmental laws and regulations, RAI does not expect such expenditures or other costs to have a material adverse effect on the business, results of operations or financial condition of RAI or its subsidiaries.

Other Contingencies and Guarantees

In connection with the business combination of RJR Tobacco and the U.S. cigarette and tobacco business of B&W on July 30, 2004, RJR Tobacco has agreed to indemnify B&W and its affiliates against any liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W. As a result of this indemnity, RJR Tobacco has assumed the defense of pending B&W-specific tobacco-related litigation, has paid the judgments and costs related to certain pre-business combination tobacco-related litigation of B&W, and has posted bonds on behalf of B&W, where necessary, in connection with cases decided since the business combination. In addition, pursuant to this indemnity, RJR Tobacco expensed $5 million during the first nine months of 2006 for funds to be reimbursed to BAT for costs and expenses incurred arising out of tobacco-related litigation. Although it is impossible to predict the possibility or amount of any additional future payments by RJR Tobacco under this indemnity, a significant indemnification claim by B&W against RJR Tobacco could have an adverse effect on any or all of RAI, RJR and RJR Tobacco.

As a result of the business combination of RJR Tobacco and the U.S. cigarette and tobacco business of B&W, RJR Tobacco also has agreed to indemnify Commonwealth Brands, Inc. for certain claims brought in two individual smoking and health cases, *Croft v. Akron Gasket* and *Ryan v. Philip Morris, U.S.A., Inc.* See "—Litigation Affecting the Cigarette Industry — Other Litigation and Developments" above for further information on these cases.

In connection with the sale of the international tobacco business to JTI, on May 12, 1999, pursuant to the purchase agreement, RJR and RJR Tobacco agreed to indemnify JTI against:

- any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet;
- any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR's or RJR Tobacco's employee benefit and welfare plans; and

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

- any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

As described above in "—Litigation Affecting the Cigarette Industry — Other Litigation and Developments," RJR Tobacco has received several claims for indemnification from JTI under these indemnification provisions in connection with the activities of Northern Brands and its affiliates. Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree whether the circumstances described in such claims give rise to any indemnification obligations by RJR and RJR Tobacco. RJR and RJR Tobacco have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date. RJR has liabilities totaling $94 million that were recorded in 1999 in connection with these indemnification claims.

RJR Tobacco, Santa Fe, Conwood and Lane have entered into agreements to indemnify certain distributors and retailers from liability and related defense costs arising out of the sale or distribution of their products. Additionally, Santa Fe has entered into an agreement to indemnify a supplier from liability and related defense costs arising out of the sale or use of Santa Fe's products. The cost of such defense indemnification has been, and is expected to be, insignificant. RJR Tobacco, Santa Fe, Conwood and Lane believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

Under certain circumstances, any fair value that results in a liability position of the interest rate swaps will require full collateralization with cash or securities. See note 7 for further information.

Except as otherwise noted above, RAI is not able to estimate the maximum potential amount of future payments, if any, related to these guarantees and indemnification obligations.

Employees

At September 30, 2006, RAI and its subsidiaries had approximately 7,500 full-time employees and approximately 300 part-time employees. The 7,500 full-time employees include approximately 6,000 RJR Tobacco employees and 800 Conwood employees. On May 11, 2006, a majority of RJR Tobacco's production and maintenance employees voted not to be represented by the United Tobacco Alliance, a partnership between two unions, the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union and the International Association of Machinists and Aerospace Workers. No employees of RAI or its subsidiaries are unionized.

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 12, 2007

Re: Shareholder proposal submitted to Reynolds American (sell business)

Number of pages, including this page = 4

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 12, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Reynolds American Inc.

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc. and Catholic Health Initiatives (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Reynolds American Inc. (hereinafter referred to either as "Reynolds" or the "Company"), and who have jointly submitted a shareholder proposal to Reynolds, to respond to the letter dated January 9, 2007, sent to the Securities & Exchange Commission by the Company, in which Reynolds contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(2) and 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Reynolds' year 2007 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests Reynolds to end its involvement in the tobacco business.

application of the "ordinary business" exclusion. See, e.g., *Wausau-Mosinee Paper Corporation* (December 22, 2000); *The Student Loan Corporation* (March 18, 1999); *Jackpot Enterprises, Inc.* (October 5, 1998).

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

RULES 14a-8(i)(2) and (i)(6)

In the event that the Staff were to agree with the Company that implementation of the Proponents' proposal would cause Reynolds to breach one or more of the contracts referenced in its letter, we would amend the proposal to add at the end of the RESOLVE Clause the phrase "or as soon thereafter as presently existing contracts permit". Such an amendment is contemplated in Section E.5. of Staff Legal Bulletin No. 14 (July 13, 2001).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: McDara P. Folan, III, Esq.
Rev. Michael H. Crosby
Sister Regina McKillip

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

February 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *No-Action Request of Reynolds American Inc.*

Ladies and Gentlemen:

By means of a letter dated January 9, 2007, Reynolds American Inc. (the "Company") requested that the Staff of the Division of Corporate Finance of the Securities and Exchange Commission concur that the Company be permitted to omit from its proxy materials a shareholder proposal submitted by the Sinsinawa Dominicans, Inc. and Catholic Health Initiatives (collectively, the "Proponents"), a copy of which is attached for the Staff's convenience.

By e-mails received by the Company on February 20 and 21, 2007, the Proponents have withdrawn the proposal (a copy of each such e-mail is attached). In reliance upon that withdrawal, the Company hereby withdraws its no-action request to the Staff.

If the Staff has any questions or comments regarding this filing or the other no-action letter submitted by the Company on January 9, 2007 regarding the health hazards of secondhand smoke (which is not affected in any way by this withdrawal), please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
REYNOLDS AMERICAN INC.

By: ______________________
McDara P. Folan III
Senior Vice President, Deputy General Counsel and Secretary

Attachments

NYI-3967394v2

cc w/att: Sr. Regina McKillip, OP
Member-Shareholder and Consumer
Action Advisory Committee
The Sinsinawa Dominicans
Peace and Justice Office
7200 W. Division
River Forest, IL 60305

Kevin E. Lofton
President and CEO
Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway, Suite 2600
Denver, CO 80202-4004
Tel: 303.298.9100
Fax: 303.298.9690

Emken, Robert A

From: Scanlon, Colleen [ColleenScanlon@catholichealth.net]
Sent: Wednesday, February 21, 2007 9:45 PM
To: Emken, Robert A
Cc: Opjustice@AOL.COM
Subject: Shareholder Resolution

Dear Mr. Emken,

Catholic Health Initiatives withdraws its shareholder resolution entitled " Get Out of Traditional Tobacco Business by 2010". We look forward to continuing to work with you.

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway, Suite 2600
Denver, CO 80202
303-383-2693
Fax: 303-383-2737

Emken, Robert A

From: Opjustice@AOL.COM

Sent: Tuesday, February 20, 2007 12:24 PM

To: Emken, Robert A

Cc: colleenscanlon@catholichealth.net

Subject: Re: Sinsinawa Dominican Resolution

Dear Mr. Emken,

Sinsinawa Dominican, Inc. withdraws its shareholder's resolution entitled, *Get Out Of Traditional Tobacco Business by 2010.*

I look forward to working with you in the future.

Sr. Regina McKillip, OP

GET OUT OF TRADITIONAL TOBACCO BUSINESS BY 2010
Reynolds American International

WHEREAS, in 1973 representatives of the tobacco industry, including R. J. Reynolds, agreed with the following statement: "We all know that once a consumer product has been proven by the medical profession to be harmful to the human body, the product will be banned from sales and whatever has been sold will be withdrawn from the trade." Furthermore they agreed that, if cigarettes would be "undeniably proven to be harmful and conducive to lung cancer, there will definitely be a ban on cigarette sales worldwide."

In recent years, RAI has argued it has become a socially responsible company and should not be judged by past modes of operating. However, as late as August, 2006 a major finding of the federal judge overseeing the U.S. Government's lawsuit against RAI and its earlier counterparts, as well as others in the tobacco industry ruled that cigarette companies have continually violated racketeering laws by deceiving the public about tobacco dangers. Among other charges it stated:

1. They have falsely denied, distorted and minimized the significant adverse health consequences of smoking for decades.
2. Their internal documents and research have revealed their continued recognition that smoking causes serious adverse health effects, along with their fear of the impact such knowledge might have upon litigation.
3. Despite their internal knowledge of the above, the defendants have continued, from 1964 onward, to falsely deny and distort the serious health effects of smoking.
4. As of 2005, the defendants still do not admit the serious health effects of smoking which they recognized internally decades ago.

Despite the Judge demanding corrective statements, including recognition of the adverse effects of secondhand smoke, our Company's website continued to deny its negative impacts as late as July, 2006.

A World Health Organization executive has stated: "Tobacco remains the leading cause of preventable death globally, with 5 million deaths every year. Besides the human loss, there are heavy social and economic costs."

Although RAI has publicly stated that tobacco products are addictive and cause illness and may cause death, along with the obfuscation noted by the Federal Judge above, it still manufactures and promotes these tobacco products globally. The company's credibility can be questioned insofar as, while this Company has said for several years it is seeking to be responsible and promote harm reduction in its products it has continued the practices scored by the Federal Judge and has shown no remorse.

While it is true that tobacco is legal and that tobacco production is not illegal, the Federal Judge has demonstrated that the production of its tobacco products has been characterized for decades by illegal racketeering methods. This indicates this company, along with industry as a whole, cannot be trusted to act legally and morally.

RESOLVED, that, since it has been shown that its present tobacco products create disease and death, shareholders request the Board of Directors initiate steps to sell or phase out all production, promotion and marketing of its health-hazardous and addictive tobacco products by 2010.

END